Exhibit 99.2

bilibili

BILIBILI 2025

Environmental, Social and Governance Report

Cover Picture from Bilibili's PUGV: *For the Lost: A Song That Moves to Tear*

Contents



01
Creating Community Value



02
Enhancing Industry Value



03
Building Social Value



04
Corporate Governance






Letter from Management

What kind of place is Bilibili?

Some say it is a university without walls, where knowledge just keeps going and there's always more to explore. Others would call it a theme park, where the lights never go out, and there's always another ride waiting around the corner. And for many more, it has been viewed as a harbor, where kindred spirits are waiting to be found.

Everyone has their own answer to this question, but their feeling underneath is the same: Bilibili is somewhere special, a place with a human touch.

Providing step-by-step guidance on renting an apartment, visiting a doctor, and signing job contracts, creator @Gu Lu Mao offers "Adulting 101 Tutorials" for millions of young people stepping into society. Creator @Xiao Chao Yuan Zhang believes his creation is worth it if just one person feels a moment of joy from his video. And creator @Nan Yi Minami, who performs anime songs a cappella on Bilibili, shows that no matter how far life takes you, you can always return to the world of ACG.

This is Bilibili: a place where everyone has the chance to be seen, where every effort is recognized, and where every interest is respected. This spirit is what makes Bilibili more than just a place where young people gather. It is also an internet company with a cultural pulse. And what it creates isn't only commercial value, but social value as well.

Here, professional content is respected: a teacher explaining high school subjects can attract tens of millions of followers. Outstanding creativity is celebrated: a camera can be passed from person to person across the globe, capturing shared moments of beauty. Genuine emotion is affirmed: in a video that used AI to "reunite" a veteran with fallen comrades, the screen filled with countless "salutes" in the form of bullet chats.

Advanced technology is handing creators a sharper chisel, unlocking wilder imagination and turning into even more great content. Some have used hundreds of thousands of prompts to turn dinosaurs into a food variety show. Others have composed songs with AI that gave voice to the Monkey King's inner world. Some have used AI to write a continuation of *Your Name*, filling in the story audiences wished they had seen. And others have let their imagination run free, recreating epic scenes from *The Three-Body Problem*.

Building on this foundation, Bilibili continues to discover and encourage outstanding creators and to cultivate a community where they can thrive. We continued to build channels for creators to earn income. Last year, nearly 3 million creators earned revenue on the platform via diversified avenues, including advertising, live broadcasting, Fan Charging Program, Craftstudio and more. By providing high-quality PUGV content, we encourage our users to habitually pay for the content they enjoy. In 2025, over 10 million users made payments through Fan Charging Program, demonstrating users' growing habit of paying for the content they value and love.

At the same time, we are committed to fostering a friendly, welcoming environment for discussion and building a community culture oriented toward positivity and goodness. We continue to refine our community governance framework, anchored by our Community Guidelines, encouraging members to "create earnestly," "communicate warmly" and "innovate bravely." We continuously improve our content identification models and conduct targeted campaigns to address common harmful online content and behaviors. We also maintain a strong focus on the wellbeing of minors, building a multidimensional protection system that spans clear policies, content governance, age-appropriate content supply and positive guidance.

Public welfare is also an integral part of our community. We provide users with professional, timely, and anonymous mental health support. In 2025, our Charging Station Program served over 40,000 users. We encourage and support diverse content creation on environmental themes. In 2025, videos related to green development, low-carbon living and waste sorting generated 23.4 billion views on the platform. We continue to amplify the voices of underrepresented groups. The total number of views on various public welfare topics such as caring for rare diseases has exceeded 110 million.

As a company, Bilibili is also actively engaged in public welfare. As of the end of March 2026, the Bilibili Charity Platform had cumulatively launched 115 projects and raised over RMB37 million in donations. In the area of rural education, we have made sustained investments, supporting the construction of eight Bilibili Primary Schools that have benefited more than 7,600 students. Through our Happy Scholarship Program, we support rural schools in launching extracurricular innovation projects and forming interest-based clubs, bringing the warmth and joy of our community to children in the countryside.

Since day one, Bilibili has chased one true north: promoting quality content, providing a stage for creators and users, and growing together with our community. Looking ahead, we will hold ourselves to even higher standards in advancing ESG governance, take on greater corporate social responsibility, and contribute our part to the sustainable development of society.



Rui Chen

Chairman of the Board & CEO



2025 Highlights

Creating Community Value



Users & Community

- **112 mn** DAUs[1, 2, 3], with **8%** YoY increase
- **108** minutes average daily time spent per user, with **14%** YoY increase in total user time spent [4]
- **284 mn** official members[5], with **10%** YoY growth

Content & Technology

- Leveraged **AI tech like LLMs**[6] to support content creation and to discover and promote high-quality content
- **56%** YoY decrease in negative feedback rate on advertising content
- **3,000+** content review training sessions

Safety & Care

- **Zero** material data breaches or privacy-related complaints reported
- **100%** of external partners signed data security-related agreements
- **40k+** emotional support sessions to users through the Charging Station Program

Enhancing Industry Value



Creators First

- **20%+** YoY increase in the number of creators across all follower tiers, from 1k to **1 mn**
- **~3 mn** content creators earned income on Bilibili
- **21%** YoY increase in the average income per creator

Human Capital

- Implemented the *Workforce Diversity Policy*; **44%** of Bilibili's workforce was female[7]
- **100%** of full-time employees covered by our employee benefit system
- **5,800+** employees joined our Love Live Program[33]

Industry Development

- Cumulatively produced **180+** documentaries and aired **5,000+** documentaries[7]
- Cumulatively produced **250+** Chinese anime titles and distributed **170+** titles overseas[7]

Building Social Value



Green Principles

- **23.4 bn** video views for content related to green development, low-carbon living and waste sorting
- Further optimized average annual PUE[34] of leased core data centers to **1.22**

Social Responsibility

- **1.35 mn+** users donated on the Bilibili Charity Platform[8]
- Supported the construction of **8** rural schools, benefiting **7,647** rural students[7]
- Granted **RMB1.43 mn** via the Bilibili Happy Scholarship to support rural students' holistic development[7]

Fulfilling Content

- **64.2 bn** hobby-related video views[7]
- **230 mn** users studied on Bilibili
- **~16 mn** users watched science and technology-related videos on Bilibili every day





Honors & Awards

Products & Services

2025 Top 100 Most Valuable Chinese Brands

KANTAR

Top Choice App by Post-00s 2025 China Internet Top List

QuestMobile

2025 "50 Smartest Companies"

MIT Technology Review

Best Documentary Series Award: *It Is Okay to Feel Bad*

30th Shanghai TV Festival Magnolia Awards

Outstanding Work, Excellent Online Audiovisual Works Creation and Dissemination Program *Guardians of the Market*

National Radio and Television Administration

Social

2025 Outstanding Case of Social Responsibility and Social Welfare Special Contribution Award

Cyberspace Administration of Shanghai; Shanghai Internet Industry Association

2025 Top 10 Outstanding Cases of New Media Public Welfare Bilibili Mountain Song Primary School Project

China Philanthropist

China Documentary Academic Awards "Platform of the Year"

China Television Artists Association and Others

2025 NFuture Most Popular Employer Among University Students

NowCoder

2025 "Employer of Choice" Award

Maimai

Governance

2025 Best ESG (Asia)

Extel (formerly *Institutional Investor*)

2025 Best CEO Award (Asia) Rui Chen

Extel (formerly *Institutional Investor*)

2025 China's Top 100 Outstanding Businesswomen: Ni Li

Forbes

2025 Best Investor Relations Program (Asia)

Extel (formerly *Institutional Investor*)

2025 Top 50 Internet Companies in Shanghai by Comprehensive Strength

Shanghai Internet Association





Creating Community Value

Bilibili is all about quality content. We help great content shine with AI-powered algorithms and creative tools, while continuously refining our community rules, deepening user engagement and fostering a friendly, caring community atmosphere.

Quality Content & Tech Innovation

Bilibili doubled down on quality content as the engine of user growth in 2025, leveraging AI to surface and promote great content. Key community metrics, including DAUs, MAUs, and daily time spent all continued to grow, hitting record highs.

Community Engagement & Healthy Ecosystem

Bilibili's community maintained strong engagement and stickiness in 2025, with official members reaching 284 million, up 10% year over year. We stepped up advertising content oversight, and in 2025, the negative feedback rate on advertising content dropped by 56% year over year.

Cybersecurity & User Privacy

Bilibili recorded zero material data breaches or privacy-related complaints in 2025, and 100% of external partners signed data security agreements or commitment letters.

User Communication & Care

Bilibili achieved an average user satisfaction score of 4.05 out of 5 in 2025, and provided over 40,000 emotional support sessions to users through the Charging Station Program.

01



Quality Content & Tech Innovation

Bilibili has always placed high-quality content at the core of our community. We consistently identify, promote and cultivate content that sparks reflection and resonates with users. In today's internet environment, where "fast-food" content is increasingly prevalent, users are placing greater value on depth and substance. They are choosing to spend more time with the high-quality PUGV[9] content and warm, authentic community experiences that define Bilibili. To support this, we continue to focus on distributing high-quality content, while leveraging large language models and other AI technologies for further content support, so that every genuine expression has the opportunity to reach its audience.

High-Quality & Diverse Content Ecosystem

Bilibili began with ACG[10] content, like animation and gaming. We have since grown into a comprehensive content community spanning lifestyle, knowledge, technology, fashion and more. Through this evolution, we have formed a clear understanding of what defines high-quality content: it can be unique and creative expression, knowledge that brings a sense of fulfillment, or stories that resonate on a deeper level. Building on this content foundation, we have attracted over 70% of China's Gen Z+[11] users to actively engage on Bilibili. This has created a virtuous cycle where "content attracts users, community retains users, users inspire creation, and creation continues to enrich the ecosystem."

This flywheel effect drives steady increases in our user scale and engagement. In 2025, Bilibili's DAUs, MAUs and average daily time spent per user all reached record highs. Bilibili recorded 112 million DAUs and over 368 million MAUs, both representing year-over-year growth of 8%. Average daily time spent per user increased by 6 minutes year over year to 108 minutes, while total user time spent[4] across the community grew by 14% year over year.

Behind these highly engaged community metrics lies the trust built over time between creators and users. Bilibili continues to refine our content recommendation algorithms, focusing on delivering high-quality content to audiences with shared interests, encouraging deeper engagement and active discussion while bringing enthusiastic user feedback to content creators. In 2025, Bilibili's creator ecosystem continued to thrive. A large number of creators consistently produced high-quality content, while more emerging talent continued to grow and gain recognition on the platform. By the end of 2025, more than 3 million creators had been consistently creating content for over five years, with the number of creators reaching 1,000, 10,000, 100,000 and 1 million followers all increasing by more than 20% year over year.



In 2025

DAUs
112 mn

YoY growth in total user time spent
14 %

As of the end of 2025

Content creators who have been generating content for 5+ consecutive years
3 mn+



Average users' age
21
2018
26
2025
Fitness
Home decor
Fashion
Food
Know-ledge
Music
Tech
Baby & maternity
Animals
Enter-tainment
Anime
Games
Handi-crafts
Auto-mobile
Farming
ACG
Auto remix
Painting
Sports
Travel
Pan-Entertainment
Pan-Knowledge
Daily life
Infor-mation
Lifestyle + Consumption







Contents



AI-Enabled Content Ecosystem

Bilibili has consistently prioritized the use of technology to drive business development. In 2025, Bilibili leveraged large language models and other AI technologies to empower our content distribution mechanisms and creation tools, making it easier for users to discover high-quality content and for content creators to create it.

AI-Enabled Content Identification and Recommendation

In 2025, Bilibili deeply integrated AI technologies into content discovery and algorithm optimization. Through semantic understanding, the algorithm can interpret internet slang, wordplay, and even long-form comments with hundreds of emotion-rich words in real time, and directly use these signals to guide content distribution. As a result, high-quality content can be identified early, before it has gained widespread visibility, and recommended to users who are genuinely interested. Content that truly resonates no longer depends on catchy titles or pure luck. Instead, it reaches the right audience earlier and more precisely, allowing its impact to grow naturally.

Mo Chou Xiang : A Breakout Work Precisely Identified and Recommended by AI





@Ya Xi Ya Kuang Shi Qi Cai

Followers: 1.16 mn[12]

Following the launch of the music video *Mo Chou Xiang*, created by content creator @Ya Xi Ya Kuang Shi Qi Cai, we immediately detected an emotional intensity far beyond that of typical videos through AI-driven sentiment analysis of the comment section. One highly upvoted comment, "This is not a display of technical skill; every frame feels immersed in moonlight and well water, carrying a deep sense of homesickness that caught me off guard as someone far from home," captured that feeling and resonated widely. Through AI empowerment, the recommendation system quickly recognized and responded to this genuine and powerful emotional resonance, incorporating it into content distribution to bring *Mo Chou Xiang* broader exposure. Within just a few days, its views surpassed 10 million. What began as a high-quality niche work grew into a widely discussed breakout piece across the internet. We also invited @Ya Xi Ya Kuang Shi Qi Cai to our New Year's Eve Gala, *The Most Beautiful Night of 2025*, where tens of millions of viewers were drawn into a memory of their roots, turning a personal feeling into a collective experience.





莫愁乡

Mo Chou Xiang (OfficialMusicVideo), Ya Xi Ya Kuang Shi Qi Cai















桃穆 mumu
谢谢你，没在评论区和网友们吵架，没和别人对齐价值观。我真的，第一次感觉离开家好久了。用不着给它封神，情感传给我了，就够了。谢谢你的歌，现在就买票回家。
2025-06-11 04:15 55370 回复
UP主觉得很赞
暮秋落叶 _
最开始听了几遍，只觉得好听和旋律上头。直到我在床上躺着发呆，听到了 " 放声哭吧，这里没有人会笑话你 " 时，我哭的泣不成声。让我想起来去年 10 月份某一周的时候，那一周的我遭遇了同学的嘲笑 (生病导致的毛病)，爷爷的去世，月考。
而在爷爷去世的六天前，他还叮嘱我和妹妹要好好学习 ...... 还有一次错过了公交车去学校。我和妹妹回到家，他知道了就只是笑笑，没有责怪 ......
只有在家里，才不会有人笑话我的不好 ...... 才不会有人嘲笑我的脆弱 ...... 家是属于我的乌托邦，是我的精神归属之地，是心安之所 .....
我奶奶一会前来叫我去吃早餐 ...... 我当时在哭，但是我不敢让她看到我哭泣的样子 ...... 我怕，我怕她想起来爷爷的过世 ...... 我怕她因为在想我为什么哭的事而伤心难过 ...... 跟她说话的时候我的脸埋在被子里，不敢去看她 ......
2025-06-15 09:32 190 回复
没有铭子的人
有些东西是声线给不了的，作者的声音可能不出众，唱功也一般，但声音中蕴含的感情是其他人代替不了的，这也是为什么很多歌手在不为名利，只为自己所珍视的事物写的一首歌，翻唱无论声音再好听，唱功再高超，但是永远也唱不出味道
2025-06-11 13:28 1498 回复
再瞅把你突突成泥
我印象中的 rap 都是语速很快歌词很飘不知所云，无意义的喊叫莫名其妙的高潮充斥着整首歌，导致我非常厌恶说唱甚至于认为说唱已经与低俗挂钩，但是毫无疑问的这首歌改变了我某些想法，希望能继续延续优质的创作，让越来越多的人逐渐改变自己的看法
2025-06-12 17:08 987 回复









AI Tools for Content Creation

Bilibili has developed a range of proprietary AI creative tools across multiple areas, including voice generation, asset matching and video editing, helping content creators improve both efficiency and content quality.

AI Voice-Preserving Translation Solution Powered by LLM and TTS Technologies



By combining our self-developed speech technologies with the conversational capabilities of large language models, we enable AI voice-preserving translation for PUGV, documentaries, and more. The solution supports multilingual translation, voice cloning, phoneme-level control, and precise lip-sync alignment. With just one click, creators can transform Chinese-language videos into multilingual versions that preserve their original voice and align seamlessly with natural lip movements. Whether for gaming content, ACG commentary, educational videos, or cultural storytelling, creators can easily localize their work and reach global audiences.



@Jack-Cui

Followers: 580k

As a technology content creator on Bilibili, @Jack-Cui has long focused on the application of cutting-edge AI technologies in video production. After experiencing Bilibili's AI voice-preserving translation feature and gaining a deeper understanding of our in-house Index TTS2 AI voice technology, he provided a detailed walkthrough of how the model can improve content creation efficiency, along with an in-depth guide on local deployment and real-world creative applications, earning strong recognition from the community.





r/LocalLLaMA
IndexTTS2, the most realistic and expressive text-to-speech model so far, has leaked their demos ahead of the official launch! And... wow!
翻译：目前为止最逼真、最具表现力的文本转语音模型IndexTTS2，竟在正式发布前抢先泄露了演示版本！这效果……太惊艳了！
Jack-Cui
Features:
Fully local with open weights.

Bilibili Quietly Launched a New AI Feature! IndexTTS2 is Now Open Source with One-Click Local Deployment!

AI-Powered Video Creation Tool: Hua Sheng AI



Built on our open-source foundational models, we have developed an AI-powered video creation tool, Hua Sheng AI. Designed for creators in content areas such as history, technology, finance, and podcasts, where text plays a central role, the tool enables creators to transform written scripts into fully audiovisual content in one click. By significantly reducing the time and effort required for material sourcing and editing, it greatly improves production efficiency and allows creators to bring their ideas to audiences more easily.

@CLS Tong Xue

Followers: 1.07 mn

@CLS Tong Xue, a content creator working in the financial sector, has consistently produced videos centered on knowledge breakdown and perspective sharing, with a focus on financial trends and macroeconomics. Effective knowledge sharing often depends on well-structured content and engaging visuals. With Bilibili's Hua Sheng AI video creation tool, by simply inputting text or images, he quickly generates a well-structured, smoothly paced first-cut version. What previously required several days of rough editing can now take shape in tens of minutes.



CLS同学

[In Depth] Not Just the Slums, High-Rise Housing Faces a Coordinated 'Targeted Elimination'

Contents
Letter from Management
2025 Highlights
Honors & Awards
01 Creating Community Value
Quality Content & Tech Innovation
Community Engagement & Healthy Ecosystem
Cybersecurity & User Privacy
User Communication & Care
Enhancing Industry Value
Building Social Value
Corporate Governance
About the Report
Appendix

Community Engagement & Healthy Ecosystem

Bilibili maintains a "Community first" development philosophy and actively fosters a harmonious community environment. We continue to strengthen content safety measures and improve minor protection mechanisms, with the goal of building a healthy community where users feel comfortable sharing ideas and creators can focus on making the content they love. At the same time, we ensure the security and compliance of our commercial ecosystem through comprehensive management and training systems, creating a trustworthy environment for our partners to grow.

A Harmonious Community

Bilibili encourages high-quality content and aspires for creators and users to share ideas and grow together in an inclusive community. In 2025, we further clarified our community guidelines[13], helping users stay aligned with shared norms. We also launched targeted initiatives to address prominent issues, embedding the principle of "Embrace Consensus, Not Disputes" into the fabric of the community and working together with users to foster a positive online environment.

As of the end of 2025

Number of official members[5]	YoY growth
284 mn	10 %

Optimizing Community Guidelines

In 2025, we refined our community governance framework centered on the Community Convention, encouraging community members to "create earnestly," "communicate warmly" and "innovate bravely," helping shape a well-structured content creation ecosystem.

To make the rules easier to understand, we launched a series of easy-to-follow guides, including our *Verification Classroom*, *Music Copyright Guide* and *Science Myth-Busting Classroom*. These resources translate complex policies into simple, creator- and user-friendly guidance. In addition, we leveraged official accounts such as @Bilibili Community Butler and @Bilibili Governance Squad to regularly explain platform rules through videos and graphic posts, integrating rule communication into everyday community interactions.

Advocate Community Consensus

In 2025, we focused on topics such as debunking misinformation and encouraging rational expression. By partnering with content creators and professional organizations, and leveraging a mix of online and offline activities, we transformed rule advocacy into engaging and informative content. Throughout the year, we hosted multiple online classes, content creator collaborations and related offline events, co-creating with content creators such as @Xiao Q Bu Shi Dao Mang Quan. These heartfelt co-creation efforts and interactions organically cultivated a culture of rationality and goodwill among our users.

Science Myth-Busting Classroom





澎湃访谈
THIS WEEK
科学辟谣小课堂
—番外篇

The Paper & bilibili Talking about the Red and Black of AI Technology

Dedicated Community Governance Initiatives

In response to common harmful online content and behaviors, we continuously upgrade our content recognition models and run targeted campaigns to maintain a clean and well-managed community environment. In 2025, users' overall satisfaction with platform governance rose 14% year over year, and the number of users reporting satisfaction with community governance outcomes increased by 25% compared with last year.

Dedicated Anti-Provocation Action in Gaming Community

Through our"Dedicated Governance on Provocative Behavior in the Gaming Community," Bilibili ensures that legitimate criticism remains unrestricted, while taking actions against behaviors that disrupt the community environment, such as fueling conflict, stigmatizing player communities or malicious reporting. Using a layered detection system and graduated response measures, we typically remind users of the rules when they make occasional mistakes, while accounts that repeatedly disrupt the community face stricter penalties.



游戏区引战问题专项精细化治理公告
2025年03月05日 16:16 18.3万浏览 · 1437点赞 · 54评论
哔哩哔哩社区小管家
粉丝：43.9万 文章：906
+ 关注



Content Safety Assurance

Bilibili continues to strengthen how we keep content on the platform safe. By equipping our review teams with AI tools, we are making content identification and governance faster and more accurate, keeping the community environment healthy and welcoming.

Upgrading the Review System

To support the vibrant growth of high-quality content, Bilibili continues to refine our moderation mechanisms, delivering a faster, more accurate, and more transparent review experience.

Improving Review Efficiency


- Optimized review team scheduling and shift workflows
- Operated a 24/7 human + intelligent review system

Enhancing Review Accuracy


- Combined AI risk detection with human review for complex cases to improve accuracy and reduce false positives

Optimizing Service Processes


- Improved customer service standards to better respond to user concerns, enhancing governance transparency and fostering greater user trust

AI-powered Review Capabilities

We continue to strengthen the application of AI technologies in content moderation. Through ongoing model iteration and the expansion of dozens of risk detection scenarios, we have extended AI moderation capabilities to more detailed operational stages, improving overall accuracy. In 2025, our processing rate for low-quality and inappropriate content increased 63% year over year, while the accuracy of automated moderation improved 32% compared with last year. Several of our safety-related models achieved strong results in leading international academic competitions, with our underlying technology capabilities maintaining an industry-leading position.

Strengthening the Review Team

In 2025, Bilibili continued building our content review team's capabilities. Over 3,000 training sessions were held during the year, covering 100% of the content review team. We also systematically review real moderation cases to continuously improve how complex content is handled and how decisions are communicated. This process helps maintain strong content safety while delivering a more welcoming community experience for users.

In 2025

Number of content review training sessions

3,000 +

Training coverage of our content review team

100 %

Illegal & Unethical Content[14] Special Governance Campaign

To address illegal and unethical content that harms our community ecosystem and undermines user trust, our governance efforts focus on three areas: account control, content cleanup and risk prevention.

Account Control

Strengthen upstream identification and platform-screening of Illegal & Unethical accounts to detect and block risks early.

Content Cleanup

Enhance the efficiency of identification and cleanup of Illegal & Unethical content and accounts involved in suspicious interactions through a more flexible review and enforcement mechanism.

Risk Prevention

Use upgraded, automated risk-control models and enhance their ability to detect abnormal activity earlier.





Minors Protection

Bilibili strictly follows national laws and regulations and places the protection of minors at the forefront of platform governance. Across core services such as live broadcasting, videos and games, Bilibili has built a multi-layered protection system that includes clear policies, content governance, age-appropriate content supply and positive guidance. Together, these efforts support a healthy and high-quality content environment for minors.



Policy & Technology Safeguards

Enforce the anti-addiction system[15] for games based on real-name verification, with reasonable limits on minors' screen time and spending

Age-Appropriate Content Supply

Recommend content tailored to different age groups; as of the end of 2025, the minors' content pool included more than 160,000 pieces spanning diverse fields, including early education, science and knowledge sharing



Content Safety Management

Establish a content review and inspection mechanism that monitors search, browsing and other scenarios to quickly detect and remove content that could harm minors' well-being

Positive Community Guidance

Establish a positive community guidance mechanism, continuously optimize the reminder function and user guidance features, and foster a healthy and welcoming platform environment

Bilibili's Multi-Layered Minors Protection Framework[16]



Healthy Commercial Ecosystem

Bilibili has established a full-process advertising management framework covering "checks before launch," "ongoing oversight" and "post-campaign reviews," supporting the sustainable development of our commercial ecosystem. We keep improving how we review content, sort risk levels, and protect data and ad compliance. That helps us protect the user experience while giving advertisers and creators a trusted environment to grow on the platform.



Clear Entry Standards & Compliance Gateways

We apply strict online advertising audit standards and admission process requirements[17], categorizing industries by risk level and applying different review requirements. This helps match commercial traffic with quality content creators and brands precisely.

Minors and elderly users are a key focus of our protection efforts. Extra safeguards are in place to prevent unsuitable ads from reaching minors and elderly users at point of entry.

Enhance Review Efficiency Through AI Capabilities

We consistently upgrade AI review tools and refine risk classification for advertising content, with closer monitoring for high-risk industries.

During the reporting period, negative user feedback on advertising content fell 56% year over year, while review efficiency and user experience improved.

Strengthening Expertise to Minimize Misjudgments

Our core objective is to unify standards and strengthen our early-warning mechanism. In 2025, we conducted comprehensive training for both our internal commercial content review teams and external advertising clients and agencies. Through practical, case-based learning, we strengthened awareness of commercial compliance.

By reviewing real cases, such as vulgar and disturbing content, the team clarifies judgment boundaries and minimizes errors caused by differing interpretations, further improving review accuracy and operational coordination.

In 2025

100 %

Professional training coverage of commercial content review team

100 %

Training coverage of advertisers and agencies

56 %

YoY decrease in negative feedback rate on advertising content

Bilibili strives to act as a trusted bridge between advertisers and users, and between advertisers and content creators. Our structured live broadcasting e-commerce system gives creators more ways to turn their content into sustainable income. At the same time, strict product selection standards and review processes help keep quality high, enabling advertisers to show up on the platform in ways that feel natural and trustworthy to the community, supporting the long-term, healthy development of the platform's commercial ecosystem.





Cybersecurity & User Privacy

Bilibili takes data protection seriously and weaves it into every part of how the platform operates. Through structured governance, clear process controls, optimized security technology and a culture of security awareness, we work to keep user and content creator data safe so every interaction on the platform feels secure and reliable.

Cybersecurity & Information Security

We are committed to building a security system that detects risks early, responds quickly and keeps evolving as threats change. Security safeguards are embedded across our daily operations. During the reporting period, there were no material data breaches or privacy-related complaints.

Strengthening Governance

Bilibili maintains a three-tier cybersecurity governance structure[18] comprising the Board of Directors, the Management Committee, and the Working Groups, ensuring strategic oversight and effective execution. We established a unified policy framework now covering 100% of business lines, helping ensure operations comply with national laws and regulations. Internal policies such as the *Bilibili Security and Compliance Governance Framework* and the *Bilibili Measures for Personal Information Protection Management*, along with more than 10 related rules[19], translate security requirements into everyday operational practices. Independent third-party institutions also conduct annual audits and risk assessments to help maintain compliance and system integrity.

Strengthening Process Controls

Bilibili has established a full-lifecycle data management system and continues to strengthen the resilience of our data systems. All public-facing interfaces are classified and managed according to data sensitivity levels, and sensitive data transfers must follow strict encryption requirements. Moreover, our standardized data breach response procedures make us well-equipped to quickly identify and effectively handle potential incidents.

To strengthen oversight across external partners, we require 100% of our external partners to sign data security agreements or commitment letters, conduct data security due diligence, and regularly review their data protection practices, working together to safeguard user data across the value chain.

Enhancing Security Technology

To effectively implement full-lifecycle data security management, Bilibili has developed proprietary core security platforms, including a DSL[20] file detection engine and an offline analysis engine, while building a full-stack security system covering large-model safety and endpoint protection, systematically ensuring information security and keeping data risks under control. By 2025, over 90%[21] of the Company's businesses had obtained external certifications such as ISO 27001 Information Security Management System, ISO/IEC 27701:2019 Privacy Information Management System and ISO/IEC 29151 Personal Identity Information Protection Management System.

Building Security Awareness

In 2025, Bilibili hosted an Information Security Week themed "Protect Important Data, Build Strong Security Habits." The program combined online and offline activities such as knowledge quizzes and phishing simulation exercises to integrate knowledge, like data classification and incident response, into engaging, interactive experiences.

In 2025

100 %

external partners signed data security-related agreements

Privacy Protection

Bilibili approaches privacy protection with eight core principles[22], including Legality, Fairness, Transparency, Accountability and Minimal Data Collection. These principles shape our privacy practices across every part of the business.

Platform Privacy Policies

We continuously update the *Bilibili Privacy Policy* to clearly inform users how their personal information is collected, used, and protected, safeguarding their rights to know and to choose. Except where users grant permission or laws require it, we do not obtain personal information from third parties or share personal data externally.

User Privacy Rights

Users can easily access, correct or delete their personal information through convenient tools on the platform. We also implement enhanced protections designed specifically for minors.

Privacy Protection Technology

A range of security technologies, including encryption and anonymization, help safeguard data across storage, transmission, and processing, protecting both the confidentiality and integrity of user information.

For our content creator community, we apply a "dual personal information protection[23]" mechanism to fully protect their privacy and interests. Internal access to content creator data and external collaborations are both carefully managed through strict segregation and approval processes, and content creators can raise any privacy concerns through a dedicated complaint channel.



User Communication & Care

Through an efficient customer service system and dedicated mental wellness programs, Bilibili stays closely connected with our community and responds quickly when users need help.

User Communication

In 2025, Bilibili continued upgrading both our technology and service experience to build a smarter and more responsive user support system. During the reporting period, average user satisfaction reached 4.05 out of 5. To address areas of user dissatisfaction, we conducted targeted analysis based on tagging labels and Voice of Customer (VOC) data to identify key areas for improvement. The customer service team[24] further analyzed sampled cases to uncover root causes of dissatisfaction, formulated improvement strategies, and worked in coordination with training, operations and business teams to enhance service capabilities. At the same time, for non-human factors, we drove process optimization and product iteration, continuously improving overall user satisfaction.

AI-Powered Customer Support System

We continuously iterate and enhance our AI-powered intelligent customer service system, leveraging large-scale conversational data from ongoing service interactions to refine response strategies, expand coverage across a wider range of user scenarios and deliver timely and accurate support. In 2025, in actual customer service interactions, our AI system was able to accurately interpret ambiguous and colloquial user inputs and provide logical, solution-oriented responses.

Cross-Functional Collaboration

We have deeply integrated our self-developed customer service system with core internal business platforms, allowing support teams to quickly check real-time information such as content review status, commercial order details and event details without switching between multiple systems. This helps teams identify issues faster and improve cross-functional collaboration efficiency.

Building on this foundation, we have extended our system capabilities to specialized service scenarios. On the creator side, we have provided content creators with dedicated tools, including end-to-end content status tracking and creator service identifiers. For users, we have upgraded the user feedback system that connects service ratings directly with customer service performance, product improvements and AI model updates. This forms a closed-loop mechanism where "services generate data, data drives optimization and optimization feeds back into better services."

Safeguarding User Experience

We have established a comprehensive "Listen, Understand, Resolve, Exceed" service framework covering all users. We work to resolve issues efficiently by listening attentively to user feedback and developing a deep understanding of their underlying needs, ultimately delivering a reliable and welcoming user experience. Content creators receive additional support through dedicated service teams and priority human support channels, ensuring every case is handled from start to finish. Our content creator experience team also analyzes the causes of complaints and regularly updates our *Content Creator Service Experience Insights Report*, to drive, track and verify optimization measures across responsible departments.



Charging Station Program

Since the Charging Station Program's launch in 2019, it has remained committed to providing users with professional, timely, and anonymous psychological support, building genuine connections and trust between the platform and our users over time. Over the past six years, Charging Station has quietly stood by users in countless moments when they needed to be heard. Since its launch, more than 420,000 users have sought support through one-on-one conversations, while 880,000 users have formed deeper, ongoing connections with the service, turning companionship into something ongoing and meaningful. In terms of crisis intervention, beyond providing professional counseling that has helped prevent nearly 1,400 cases of extreme behavior, we have also collaborated with law enforcement to carry out more than 3,200 emergency rescue operations, offering critical support to individuals on the brink of crisis. In 2025, we continued to extend our reach through virtual hosts, bringing companionship to more users in need. We hosted over 70 live broadcasting sessions and cumulatively provided emotional support to 150,000 users in distress, extending care to a wider audience.

In 2025, our Charging Station Program provided

40 K+

emotional support sessions to users

Charging Station: Caring for Every Soul that Seeks to Be Heard

 @Bilibili Charging Station

Followers: 888k



Upgrading Emotional Support System

In 2025, Bilibili's counseling team fully implemented a new approach to our emotional support system through the introduction of new features, such as "Mood Mode" and topic-based discussion sections, offering users more personalized ways to check in with themselves and seek guidance. In addition, supported by a team with professional psychology training and relevant practical experience, we continue to provide timely, expert psychological support. We also produced over 60 general-interest psychology videos to help users better understand and recognize their emotions, positioning the platform as a trusted place to seek support and reassurance.

Building a Caring Social Network

In 2025, the Charging Station Program partnered with the Yangpu District People's Procuratorate of Shanghai to create a referral pathway for "legal assistance for minors." The initiative builds a bridge from emotional support to professional legal assistance for young people facing difficult situations and connects the platform's care resources with a broader social support network.



Enhancing Industry Value

Bilibili continues to put creators first, offering a space where high-quality content creators can showcase their talent and grow. We also focus on talent development, providing employees with resources and clear pathways to support their career growth. At the same time, we work closely with like-minded partners through ongoing exchange and collaboration to support the healthy development of the broader content economy.

Creators First

In 2025, nearly 3 million content creators earned income on Bilibili through a variety of monetization channels, and average income per creator increased by 21% year over year.

Human Capital

In 2025, Bilibili's employee welfare program covered 100% of full-time staff.

Partnerships for Industry Development

By the end of 2025, Bilibili had cumulatively produced over 250 Chinese anime titles and more than 180 documentaries.

02





Creators First

Bilibili provides a stage for high-quality content creators, helping more high-quality content reach a wider audience. In 2025, we continued to strengthen our creator support system across the full lifecycle, focusing on growth empowerment, rights protection and shared commercial success, so that every type of talent is valued and every passion finds its audience.

Content Creator Portrait

Bilibili encourages content creators from diverse regions and backgrounds to freely express their talent and creativity, fostering an open and inclusive platform for content creation. In 2025, there were approximately 4 million monthly active content creators on Bilibili, with monthly video submissions reaching 24 million, a 15% increase year over year, reflecting a vibrant and expanding content ecosystem.

In 2025



4 mn

Monthly active content creators

24 mn

Monthly video submissions



Active Content Creators Distribution by Gender

- Male
- Female

36 %

64 %



Active Content Creators Distribution by Age

- 18-23
- 24-30
- 31+

34 %

22 %

44 %







Content Creator Empowerment and Support

We have built a comprehensive support system for content creators, spanning tools, operational support and rights protection. We support creators at every stage of their growth – from a new creator's first upload, to those who have been creating consistently for over five years, to leading creators with millions of followers. Our clear development pathways and support mechanisms are helping more creators turn their interests into careers and grow alongside the community.



30%+
YoY
creators with
1k+ followers
Emerging
20%+
YoY
creators with
10k+ followers
Rising
20%+
YoY
creators with
100k+ followers
Thriving
20%+
YoY
creators with
1 mn+ followers
Sophisticated

Number of Content Creators by Followers on Bilibili in 2025

Tiered Support and Ongoing Engagement

We provide tailored operational support for content creators at each stage of their growth. From our "Rising Star Creator Camp" for emerging creators, to trend amplification and day-to-day guidance for mid-tier creators and dedicated account management and customized support for top creators, we stay closely engaged at every step of our content creators' journey.

We also consistently strengthen community bonds through an active and closely connected content creator network. In 2025, Bilibili hosted 12 offline "Content Creator Engagement Days," bringing together over 600 creators for cross-community interaction. In addition, through online creator camps, live Q&A sessions and other initiatives, we encouraged knowledge sharing and meaningful connections among creators, generating more than 140,000 interactions throughout the year.

Creative Tools and Resource Support

We provide creators with multi-dimensional support for content creation, empowering creators throughout their entire creation process.

Content Creator Academy Courses: From video filming to content operations, helping content creators strengthen their creative capabilities

Content Diagnostics and Audience Insights: Deep insights into user preferences, giving creators clearer direction for their content

Self-Developed AI Creative Tools: Support content creators across script generation, video editing and AI-powered voiceovers, while enhancing efficiency across the entire content production workflow

Solid Rights Protection

We have built a comprehensive system to protect content creators' rights. Through the "Content Creator Copyright Protection Program" and one-click rights protection tools, we continuously monitor and take action against content infringement, helping safeguard original work. "Music Fingerprint" feature also makes it easier for creators to confirm ownership and manage licensing, reducing friction around content use. In addition, we further streamlined the complaint process and strengthened proactive enforcement, creating a more secure and reliable environment for creators.

bilibili 2025 UP100 Content Creator Awards

We continued to honor Bilibili's most representative 100 content creators across three key categories: expertise, influence and innovation. This recognition not only rewards long-standing creators who have consistently dedicated themselves to their work, but also serves as an official endorsement of emerging talent. Among our 2025 award recipients, 18 content creators had been active on the platform for over 10 years, collectively producing more than 49,000 videos, exceeding 990,000 minutes of content. These exceptional contributions reflect our content creators' long-term dedication and growth alongside Bilibili. At the same time, 27 rising creators were selected for the first time, continuously bringing vibrant emerging talent to Bilibili's content ecosystem.

10-Year Creation Journey on Bilibili Without Boundaries





@-LKs- Followers: 4.33mn

Ten years ago, content creator @-LKs- uploaded his first video on Bilibili. What began with gaming content gradually expanded into original music, tech reviews, lifestyle videos, travel sharing and auto-remix creations. Over the past decade, he has grown alongside the platform, consistently producing content with a strong personal style. His influence has steadily expanded, building a strong emotional connection with both his audience and the wider community.

 


Commercialization for Content Creators

Bilibili is committed to opening monetization pathways tailored to different types of content creators, so that anyone who creates with dedication can earn on the platform. Creators on Bilibili who share their lives authentically or explain cutting-edge technologies accessibly attract brand partners and can generate income through engaging and persuasive branded content. Meanwhile, our Fan Charging tool allows content creators to directly experience users' recognition and support for high-quality content, turning emotional connection into tangible rewards. Specialty creators, such as virtual streamers, can tap into a wide range of commercial opportunities through live broadcasting, gift-based tipping and merchandise. Knowledge-focused content creators can monetize their expertise through course sales and paid columns, while niche artisans in areas like handicrafts or gardening can use e-commerce tools, such as "Craftstudio," to bring their works directly to like-minded audiences. In 2025, we prioritized enhancing monetization efficiency across all channels. During the reporting period, nearly 3 million content creators earned income through Bilibili's monetization channels, and average content creator income increased by 21% year over year.

In 2025

~3 mn
Content creators earned income through Bilibili's diverse monetization channels

21 %
YoY increase average income per content creator

Advertising			Live Broadcasting		Other Value-Added Services		
Sparkle - Native Ads Platform	Ad Revenue Sharing Program	Video & Live Commerce	Virtual Gifting	Grand Voyage Monthly Subscription	Fan Charging	Premium Courses	Creator Craftstudio

Creative Incentive Program

Diverse Commercialization Channels for Content Creators

Brand Promotion Empowered by Knowledge-Driven AI Content

 @GenJi Shi Zhen Xiang Jiao Hui Ni

Followers: 3.27 mn

Through his high-quality series"*AI Evolution*," content creator @GenJi Shi Zhen Xiang Jiao Hui Ni has established a distinctive voice in the technology segment, combining research-level technical depth with cinematic storytelling. In collaborations with brands such as Li Auto and AMD, he integrates cutting-edge technology into broader narratives, moving beyond a narrow focus on technical specifications and aligning with brands' transformation needs in the AI era. This approach lends greater depth and perspective to brand communication. Built on the trust generated by high-quality content, this model enables a shift from traditional advertising toward premium, knowledge-driven content, demonstrating the dual potential of technical storytelling to deliver both informational and commercial value.

How a History Content Creator Built a Paid Content Model via Fan Charging

 @Bo Hai Xiao Li

Followers: 4.18 mn

Content creator @Bo Hai Xiao Li is known for presenting history in an accessible, storytelling style. From unpacking the An Lushan Rebellion to offering in-depth interpretations of *Journey to the West*, his work brings a fresh perspective to historical topics and presents thought-provoking ideas. Building on a strong foundation in content creation, he launched his first Fan Charging video in August 2025, transforming rich and engaging knowledge-based content into paid offerings. The release was well received by his audience. By the end of 2025, more than 150,000 users had paid for his content, generating cumulative income of over RMB 3 million. This case sets a benchmark for "content-driven monetization" within Bilibili's knowledge community.

A Commercial Benchmark for Creative Live Broadcasting

@Yu Ge Dao Chu Pao

Followers: 3.80 mn

Content creator @Yu Ge Dao Chu Pao is known for his humorous style — turning everyday life into unexpected adventures. He often collaborates with friends to take on challenges, explore live events such as concerts and Formula 1 races, and capture unscripted, unique experiences. In 2025, he fully leveraged this creative approach, seamlessly integrating brand messaging into engaging content. For an e-commerce platform, he produced a 12-hour live broadcast titled "*A Day Controlled by AI,*" ranking No. 1 multiple times on Bilibili's live broadcasting popularity chart and receiving over 1.55 million likes. This case represents a new benchmark for live broadcasting monetization among creators on Bilibili.





Human Capital

Behind Bilibili's innovation and growth are the people who make it possible. We are committed to building a diverse, equal, and inclusive workplace where employees have opportunities to grow and thrive alongside the Company.

Diversity, Equity & Inclusion

We strictly comply with the *Labor Law of the People's Republic of China* and international labor standards. We do not tolerate discrimination, harassment, forced labor or child labor, and we actively safeguard the rights and interests of our employees. Any violations will be addressed with strict actions in line with applicable laws, regulations and internal policies.

In 2025, we continued improving accessible workplace facilities and provided equal employment and development opportunities for diverse groups, including individuals with disabilities. We also fostered open communication across the Company through our multi-channel internal communication system[25]. Comprising HR frameworks, internal community platforms and regular dialogue with management, this system enables our employees to freely share feedback and raise concerns through clear and transparent channels, ensuring timely and fair resolution.



During the reporting period, we officially issued and implemented the *Workforce Diversity Policy*, with the aim of fostering an inclusive and diverse workplace and ensuring fair treatment for all employees in recruitment, compensation, development and promotion. At the same time, we continued to monitor the gender composition of both management and employees, and worked to maintain a reasonable proportion of female employees. As of the end of 2025, Bilibili had a total of 8,423 employees, 44% of whom were female. The charts below show how our workforce is distributed across different employee categories：



Gender (Number of Employees, %)
- Male
- Female

56 %
4,704

3,719
44 %

Age（Number of Employees,%)
- GenZ+[26]
- Non GenZ+

98 %
8,216

207
2 %

Function（Number of Employees,%)
- Product & Technology
- Content Audit
- Operations
- Management, Sales, Finance and Administration

3,458
41 %

586
7 %

1,755
21 %

2,624
31 %

Region（Number of Employees,%)
- Shanghai
- Chengdu
- Nanjing
- Wuhan
- Other regions in the Chinese Mainland, Hong Kong SAR, Macao SAR, Taiwan Region and Overseas

5,597
66 %

460
6 %

438
5 %

772
9 %

1,156
14 %



Talent Development

At Bilibili, we believe growth is a shared journey between our employees and the Company. Through structured training programs and learning platforms, we help employees continuously build new skills and unlock new opportunities for development. In 2025, Bilibili's training programs covered approximately 90% of full-time employees, with an average of 13[27] training hours[28] per employee.

Bilibili's Employee Training Programs (Selected)

B-STAR Plan——Graduates Training Program

Through structured onboarding, hands-on business practice and exchanges with senior leaders, new graduates gain the skills and experience needed to develop their careers, helping them quickly transition into the workplace and build a strong foundation for long-term growth.

UP Plan——Frontline Manager Development Program

Across 15 cohorts to date, the program supports frontline managers in building stronger teams and improving business management skills, developing a strong talent pipeline for the Company.

Ready Up Program——Accelerated Growth Program for Key Talent

Conducts cross-department projects and strategic discussions, helping high-potential employees broaden their perspective and strengthen their ability to handle complex challenges.

B-Link Program——Internal Trainer Certification Program

Identifies and cultivates internal experts through over 50 self-developed courses, strengthening learning and collaboration across teams.

% of trained employees among genders[29]

Female **92** %

Male **88** %

% of trained employees among position levels[29]

Senior Management **100** %

Middle Management **100** %

General Staff **89** %

% of trained employees by gender[30]

- Male
- Female

55 %

45 %

% of trained employees by position level[30]

- Senior Management
- Middle Management
- General Staff

96 %

3 %

1 %

Compensation and Promotion

At Bilibili, our compensation and promotion philosophy is clear: "ability-based rank, rank-based salary, merit-based performance, and performance-based bonus." This framework supports a fair, transparent and market-competitive compensation and performance system.

In 2025, we further refined our performance management system by expanding our 360 degree review approach to cover all employees, making feedback more comprehensive and objective. We also use an OKR[31] framework to better align goals and strengthen cross-team collaboration.

To support employees' career exploration and long-term development, we continued to enhance our Rotation Program[32], promoting internal talent mobility, strengthening organizational vitality and helping employees discover roles that better match their skills and career ambitions.

        

Employee Self-Evaluation	**360 Degree Review**	**Evaluation & Validation by Supervisors**	**Performance Results Communication**	**Performance Results Appeal**
The self-assessment covers dimensions such as semi-annual performance output, values, and leadership	A company-wide 360-degree evaluation provides a comprehensive assessment of each employee	Managers evaluate employees' performance and provide written feedback based on the 360-degree review, with results cross-validated by supervisors at higher levels	Managers share evaluation results with employees, discuss development and improvement plans and provide guidance and support	Employees may submit an appeal if they disagree with the results, with HR reviewing and resolving the case

Bilibili's Performance Evaluation Process

Employee Health & Safety

Bilibili strictly complies with the *Law of the People's Republic of China on the Prevention* and *Control of Occupational Diseases* and prioritizes employee health and safety. We continue to improve emergency response plans and organize regular safety activities, including fire drills, to strengthen workplace safety and enhance employees' self-protection awareness.

Fire Drills

Bilibili organized fire drill exercises in 2025 to strengthen fire safety awareness and emergency response readiness. Through simulated fire scenarios, employees practiced orderly evacuations along designated routes and participated in hands-on fire extinguisher training, learning essential skills for early fire response and personal safety protection.

 







Employee Welfare

We believe that a competitive employee welfare system not only responds to employees' practical needs but also respects the value of every individual. Our welfare system covers daily life, learning and growth, family care, and health support. Through flexible work hours, a pet-friendly environment, and a wide range of employee interest clubs, we have created a warm and welcoming workplace.

Onboarding Welfare
- Onboard Gift Package

Exclusive Benefits
- Meal Allowance
- Full Attendance Bonus
- Commuting Allowance
- Holiday Afternoon Tea
- Family Day
- Seasonal Holiday Gifts
- Bilibili Premium Membership
- Interest-based Clubs

Housing Support
- Statutory Housing Fund

Health & Safety
- Annual Physical Examination
- Paid Sick Leave
- AED
- Psychological Counseling
- Onsite Health Clinic

Anniversary Gifts
- Company Anniversary Souvenirs
- Birthday Gifts

Employee Care
- Marriage Leave
- Maternal Leave
- Paternal Leave
- Companionship Leave
- Extra Maternal Leave for Multiple Births
- Bereavement Leave
- Marriage Allowance
- Bereavement Allowance
- Nursing Rooms
- Employee Condolence Payment

Recreational Benefits
- Gaming Zone
- Pantry
- Fitness Room

Special Holidays
- Annual Leave
- Children's Day
- International Women's Day

Insurance Coverage
- Pension
- Medical Insurance
- Unemployment Insurance
- Work-related Injury Insurance
- Maternal Insurance
- Supplementary Commercial Medical Insurance

Holiday Activities
- New Year's Day
- Valentine's Day
- Women's Day
- Mother's Day
- Children's Day
- Dragon Boat Festival
- Mid-Autumn Festival
- Programmers' Day
- Christmas
- New Year
- Lantern Festival
- Flower Fairy Festival
- 520 Festival
- Father's Day
- Chinese Valentine's Day
- Meow Festival
- Halloween

Bilibili's Employee Welfare System

In 2025

600+
Number of Company-level employee events

2,600+
Number of employees who joined Bilibili interest-based clubs

100%
Full-time employees covered by our employee welfare system

In 2025, Bilibili's employee welfare system covered 100% of full-time employees. We held over 600 themed employee engagement activities at Company level, and more than 2,600 employees participated in Bilibili interest-based clubs. We place strong emphasis on the physical and mental well-being of every employee. By upgrading commercial health insurance, expanding coverage, and providing annual health check-ups and a range of wellness benefits, we help safeguard employee health. At the same time, we established a 24-hour employee counseling hotline and an Employee Assistance Program (EAP), providing 363 professional psychological support sessions to our employees over the year.

The Company's labor union serves as a strong support network for employees, offering services such as legal consultation and medical assistance. Our Love Live Program[33], a mutual aid initiative among employees, reflects the strong sense of care and solidarity within the Bilibili community. As of the end of 2025, 5,803 employees had joined the program, which has provided timely support to 17 colleagues facing unexpected challenges.

Partnerships for Industry Development

In 2025, Bilibili continued to strengthen our sustainable supply chain management while supporting original content creation and promoting industry communication. Through these combined efforts, we extend our commitment to responsible practices beyond our platform and across the broader industry.

Sustainable Supply Chain

During the reporting period, we further improved our supplier management framework, covering the entire supplier lifecycle, and integrated environmental protection, labor rights and business ethics requirements into our cooperation processes. In practice, we work together with our partners to implement ESG standards.

Environment

We prioritize data center suppliers that use green energy and commit to controlling PUE[34] levels, and encourage the adoption of innovative energy-saving technologies to jointly reduce carbon footprints[35].

Social

We advocate and supervise partners in adhering to the International Labor Organization's Declaration on Fundamental Principles and Rights at Work, working together to ensure a safe and equitable working environment.

Governance

We require all suppliers[36] to sign a *Business Ethics Commitment* and maintain a zero-tolerance policy for misconduct, reinforcing the foundation for compliant cooperation.

As of the end of 2025

11,611

Number of suppliers

Number of Suppliers by Region

- Chinese Mainland
- Hong Kong SAR, Macao SAR, Taiwan Region and Overseas



10,438
90 %

1,173
10 %







Empowering the Original Chinese Anime & Documentary

Bilibili actively nurtures high-quality original Chinese anime and documentary content, providing end-to-end support from incubation to IP operations, giving outstanding works a launchpad to reach bigger stages.

 Chinese Anime: Building Animated Content with Global Reach

Bilibili considers original Chinese anime a cornerstone of our content ecosystem. Through creative support programs, content incubation and global distribution, we continue to fuel the growth of China's homegrown animation ecosystem. As of the end of 2025, Bilibili had cumulatively produced over 250 Chinese original animation titles.

In November 2025, Bilibili held the 2025–2026 Chinese Anime Showcase, unveiling updates on 40 titles. The lineup featured returning heavyweights and new chapters such as *A Record of Mortal's Journey to Immortality* and *Yao – Chinese Folktales II*, alongside new animation adaptations including *Chinese Paladin: Sword and Fairy IV* and *The First Frost*, showcasing Bilibili's ongoing investment in broadening genre horizons and elevating the art of Chinese anime.



Bilibili continues to cultivate emerging talent in original animated content through dedicated support programs. As of the end of 2025, the Light Catcher Program had cumulatively provided resources and funding for 316 student animation projects. The program's incubated original animated anthology series, *CAPSULES*, has aired three seasons, steadily growing into a well-regarded original IP with both critical acclaim and industry influence.

Bilibili is also actively bringing top-tier Chinese anime to international audiences, earning recognition and praise worldwide. By the end of 2025, we had distributed 177 original Chinese anime titles overseas, breaking cultural barriers with localized subtitles in 15 languages and dubbing in 11 languages.

 IP Operations: From Content to Multi-Dimensional Experiences

Bilibili unlocks the long-term value of established IPs through global distribution and diversified development. In 2025, we built out a rich slate of offline experiences around hit IPs like *Link Click*, including live-action concert tours, advanced cinema screenings, themed events, pop-up shops and co-branded merchandise collaborations. These initiatives extend the emotional connections forged online into real-world consumer experiences, letting IP influence grow through every new touchpoint.



 Documentaries: Capturing Reality, Delivering Value

Bilibili has always championed documentaries as a vital medium for conveying authentic stories and meaningful perspectives. Through our Searchlight Program and Stellar Program, we spark creative inspiration, unlock production potential and continuously cultivate a thriving documentary ecosystem. By the end of 2025, Bilibili had cumulatively produced over 180 high-quality documentaries and aired over 5,000 documentaries on our platform, bringing users a rich world of content spanning nature, culture and society.

Searchlight Program

Focuses on incubating socially relevant documentary projects. In 2025, the program's fourth edition introduced multiple competition tracks and added a dedicated student award, providing support ranging from funding and production, to promotion and distribution for notable works such as *Coexisting with Loongs* and *Chasing Ghosts on Two Wheels*.

Stellar Program

Zeroes in on innovative, in-depth documentary creation, partnering with professional teams to produce benchmark works that combine quality with real impact.

By continuously championing authentic, diverse nonfiction storytelling, Bilibili keeps raising the social value and industry influence of our documentary content. In 2025, Bilibili was recognized as "Platform of the Year" at the China Documentary Academic Awards.









Communication & Collaboration

Bilibili continues to strengthen technical exchange and industry dialogue. Through a combination of content sharing and offline initiatives, we stay closely connected with developer communities, content creators and industry partners, driving knowledge sharing and ecosystem co-building.

Online Technical Sharing: Turning Practice into Industry Knowledge



Bilibili transforms internal expertise into shared knowledge assets for the wider developer community by sharing a steady stream of technical content. In 2025, we distilled technical insights from multiple business scenarios into published articles covering backend, frontend, operation and security, big data and AI, providing the industry with practical, referenceable case studies.

- *2025 Bilibili Spring Festival Eve Gala Live Broadcasting—Technical Post-Mortem*
- *Bilibili's Journey with KMP Cross-Platform Business Implementation*
- *Index-AniSora Technical Upgrade Open Source: Reinforcement Learning for Anime Video Generation*
- *The Era of Large Models: AI Gateway Smart Connectivity and Scenario Integration*

Offline Deep Dives: Co-Creating the Future of Content



In July 2025, Bilibili hosted the "V-Space: YOUNG Future" event, bringing together internet content creators, industry leaders and AI startup founders to explore trends in artificial intelligence. Through creative sharing sessions with content creators and influencers, the event sparked fresh inspiration for the future of content.







WELCOME TO
上海 一切皆有可能

UP主解锁入驻专属礼

bilibili

Contents



Building
Social Value

Bilibili integrates environmentally friendly principles into our daily operations, promotes energy conservation, emissions reduction and green practices, and continues to fulfill our social responsibilities through community building and public welfare initiatives, jointly advancing sustainable social development.

Eco-Friendly & Green Principles

In 2025, the average annual PUE of all leased core data centers was further reduced to 1.22. Videos related to environmental protection, low-carbon living and waste sorting on the platform accumulated 23.4 billion views.

Community Development & Social Responsibility

As of the end of March 2026, Bilibili's public welfare platform had raised a cumulative total of over RMB 37.0 million. As of the end of 2025, the platform had supported the construction of 8 rural schools with 7,647 students enrolled.

03



Eco-Friendly & Green Principles

Bilibili embeds green, low-carbon development into both our daily operations and community ecosystem. In 2025, we systematically managed climate risks, continued reducing our environmental footprint and leveraged our content ecosystem to promote environmental awareness, making green, low-carbon work and lifestyles more accessible than ever.

Addressing Climate Change

In response to the challenges and opportunities posed by global climate change, Bilibili conducts scientific, effective climate assessments and management across four dimensions: Governance, Strategy, Risk Management and Metrics & Targets, following the TCFD (Task Force on Climate-related Financial Disclosures) framework and the HKEX's disclosure requirements.

Governance

Bilibili has established a three-tier climate governance structure comprising the Board of Directors, the ESG Committee and the ESG Working Group. The Board supervises and reviews climate-related risks and opportunities in the Company's strategy. The ESG Committee leads the Working Group in conducting regular climate risk identification and assessment, implementing response measures and reporting annually to the Board. We have also incorporated quantitative climate metrics into relevant personnel performance evaluations and provided climate-related training for management, continuously strengthening our climate risk governance capabilities.

Strategy

Bilibili conducts climate disclosure and management based on the TCFD framework and, in line with the Company's development plan, sets the time horizon as short-term (1-2 years), medium-term (3-5 years), and long-term (6 years and more). We used datasets from the Intergovernmental Panel on Climate Change (IPCC) and the International Energy Agency (IEA) to select different climate scenarios and assess the impact of climate risks and opportunities on operations, finance and sustainable development.

Risk & Opportunity Type		Time Horizon Assessment	Climate Scenario Selection
Physical Risks	Acute Chronic		RCP 1.9[37]/ RCP 6.0[38]
Transition Risks	Policies and Laws Technology Market Reputation	Short Term：2026-2027 Medium Term：2028-2030 Long Term：2030 onwards	
Opportunities	Enhancement of Energy Efficiency Product and Service Optimization		IEA STEPS[39] /IEA NZE 2050[40]

Time Horizon Assessment and Climate Scenario Selection

  



Climate-Related Risks and Opportunities Overview

We conducted scenario analysis across three time horizons under different climate scenarios. Taking into account factors such as the geographic distribution of operations, business characteristics, external regulatory requirements and industry development, we assessed the potential impacts of physical risks, transition risks and related opportunities. Further details are provided in Appendix IV: Climate Change Risk & Opportunity Identification. Based on the results of the climate scenario analysis, we have developed and continue to refine our climate management strategy, strengthening the Company's resilience to climate-related risks.

Climate-Related Risks/Opportunities	Impact/Opportunity Description	Response Measures
Typhoons and Extreme Rainfall	Typhoons and heavy rainstorms may damage the Company's infrastructure and affect our operational stability.	Establish an emergency management framework for extreme weather, covering prevention, response and post-event follow-up.
Average Temperatures Rising	Extended peak electricity demand periods and rising cooling demand for offices and data centers may lead to increased pressure on energy consumption.	Optimize air conditioning management, strengthen energy monitoring and implement refined operations to mitigate temperature-driven energy increases. Continue improving energy-efficient operations and inspection mechanisms at data centers.
Higher Carbon Emission Costs	Stricter climate policies and regulations may impose higher requirements on energy management and disclosure.	Monitor climate and energy policy developments; progressively enhance internal energy management and disclosure capabilities to reduce compliance risk.
Costs to Transition to Low-Carbon Technology	Ongoing energy and low-carbon transitions require increased investment in low-carbon technology.	Prioritize energy-efficient equipment and solutions (e.g., high-efficiency chillers) during data center construction and procurement, balancing cost with energy savings. Strengthen PUE controls for data center suppliers and incentivize clean energy adoption through reward-and-penalty mechanisms.
Growing Attention to Green Enterprises	User preference for environmentally conscious brands may require stronger green brand positioning.	Encourage content creators to produce green, low-carbon content and boost traffic for environmental videos. Actively promote synergies between Bilibili games, videos and documentaries with green and environmental education.
Increased Stakeholder Concern on Negative Feedback	Stakeholders are paying closer attention to the Company's climate-related efforts and progress.	Strengthen climate-related risk management systems, implement relevant initiatives and regularly disclose related performance.
Enhancement of Energy Efficiency	Improve energy management to reduce energy consumption and operating costs, while lowering greenhouse gas emissions.	Strengthen data center inspection and advance energy monitoring and analytics to improve overall energy efficiency. Partner with suppliers to use AI tools for intelligent modeling and optimization of data center cooling systems.
Product and Service Optimization	Building a low-carbon corporate image through green operations and services enhances market competitiveness.	Use quality content as a vehicle to continuously promote green values and launch low-carbon charitable projects, building user trust and competitive advantage.

Based on our identification and assessment of climate-related risks, we actively pursued green practices in data center management, daily office operations and across the value chain in 2025, working with partners to move toward a more sustainable future.

Green Data Centers

In 2025, our average annual PUE across all leased core data centers dropped to 1.22. We have also introduced AI-powered energy optimization tools that use intelligent modeling and strategy optimization for cooling systems. After implementing smart controls, the average air conditioning load factor dropped by 13%.

Green Office

In our daily operations, we prioritize energy-efficient equipment and use a digital energy monitoring system to provide visual management of water and electricity consumption across all office locations nationwide. We actively implement waste sorting and resource recycling, ensure compliant discharge of wastewater, emissions and solid waste, and minimize our environmental impact. We also provide shuttle buses between office areas and promote low-carbon commuting, working hand in hand with employees to put green principles into everyday practice.

Green Value Chain

For our merchandise business, we prioritize warehouse and logistics providers that use lightweight, eco-friendly and recyclable material, reducing packaging volume and boosting reuse rates. We also incorporate green energy efficiency standards into data center supplier management, favoring suppliers with energy-saving technologies and energy management systems and using PUE-based reward-and-penalty mechanisms to incentivize clean energy adoption, co-building a low-carbon value chain ecosystem.

Risk Management

Bilibili is progressively integrating climate risk into our overall risk management framework and has established a climate-related risk and opportunity management mechanism, enhancing our ability to respond to climate-related risks, supporting stable and sustainable business operations.



Identification

- Identify climate risks and opportunities based on operational locations and business characteristics, in conjunction with external environmental and climate-related policies
- Continuously monitor climate change trends and related policy developments, regularly updating the list of climate-related risks and opportunities



Assessment

- Assess the potential impact of climate-related risks and opportunities by modeling different climate change scenarios (such as global temperature rise pathways) across short-, medium- and long-term time horizons
- Conduct quantitative physical risk assessments informed by actual operational conditions and authoritative external databases
- Evaluate transition risks and opportunities through desk research, external expert consultation and management interviews



Response

- Integrate climate change risks into long-term strategic planning to ensure business sustainability
- Develop and implement low-carbon strategic deployment and pathway planning aligned with our business operations, driving the green, low-carbon transition



Monitoring

- Conduct ongoing monitoring and regular reporting to stay on top of evolving climate risks and opportunities, continuously optimizing management effectiveness

Climate Risk & Opportunity Management Mechanism

Metrics & Targets

As a non-manufacturing company, Bilibili's greenhouse gas emissions mainly come from indirect sources tied to office operations and value chain activities (Scopes 2 and 3), with zero direct emissions from gasoline, diesel or natural gas (Scope 1). Key energy consumption and emissions data for the reporting period are as follows:

Type	KPI	Unit of Measurement	2025
Energy use	Purchased electricity	kWh	11,898,130
	Comprehensive energy consumption[41]	tce	1,462
	Comprehensive energy consumption intensity[42]	tce/RMB mn	0.05
Greenhouse gas emissions (Scope 2)[43]	Total greenhouse gas emissions	tCO_2e	6,315
	Greenhouse gas emission intensity[42]	tCO_2e/RMB mn	0.21
Resource use	Water resources[44]		
	Water consumption	tonnes	72,314
	Water consumption intensity[42]	tonnes/RMB mn	2.38
	Packaging materials		
	Total packaging materials use	tonnes	2,983
	Packaging materials use intensity[45]	tonnes/RMB mn	1.51

In 2025, we further refined our Scope 3 greenhouse gas emissions assessment. Results are as follows:

Type	KPI	Unit of Measurement	2025
Greenhouse gas emissions (Scope 3)[46]	Purchased goods and services	tCO_2e	345,598
	Capital goods	tCO_2e	5,032
	Fuel- and energy-related activities	tCO_2e	220
	Business travel	tCO_2e	3,260
	Employee commuting	tCO_2e	1,124



Promoting Green Awareness

Bilibili harnesses the vibrancy of our content ecosystem and the strength of our community to make environmental awareness resonate through fresh, creative approaches that speak to young audiences. From online content sharing and offline event promotion to cross-sector charitable partnerships, we keep turning green principles into something people can feel and get involved in.

In 2025

23.4 bn

Video views related to green, low carbon and waste sorting

Quality Content x Green Principles

We encourage and support content creators in producing diverse environmental content, while actively promoting quality eco-documentaries like *The National Parks of China* and *Planet Earth III* to spread ecological knowledge through vivid storytelling. In 2025, videos related to green development, low-carbon living and waste sorting reached 23.4 billion views on the platform, creating a rich foundation for deeper community conversations about environmental protection.


我们的国家公园
THE NATIONAL PARKS OF CHINA

The National Parks of China

Legacy Games x Environmental Initiatives

We continue to integrate the promotion of environmental principles into our business practices, starting with ourselves and inspiring greater user awareness of ecological well-being through engaging content. In 2025, Bilibili's exclusively operated mobile game *Azur Lane* continued its commitment to environmental causes, supporting the "Planting One Hundred Million Saxaul Trees" project for desert restoration, while raising player awareness of ecological recovery through gameplay.


种亿棵梭梭
AZUR LANE
《碧蓝航线》
8周年特别企划

Azur Lane 8th Anniversary Special Campaign: "Planting One Hundred Million Saxaul Trees" - Azur Lane × SEE Foundation × Bilibili Charity

Content Creators x Protecting the Earth

In 2025, we partnered with the Beijing Entrepreneurs Environmental Protection Foundation to launch an environmental short video competition for college students, attracting creators from 93 universities and driving environmental conversations across young communities. From gaming philanthropy to campus creativity, Bilibili is channeling the energy of youth through innovative formats to champion sustainable lifestyles together.


在B站，我们这样守护地球
守护地球的N种方式
哔哩哔哩公益
2025自然保护特别企划

"N Ways to Protect the Earth"- Bilibili Charity special nature conservation campaign 2025





Community Development & Social Responsibility

Bilibili is driven by a clear philanthropic vision: to "empower Gen Z+ to become visionary, capable and responsible young people, making charity a part of their lives." By leveraging the platform's unique strengths, we actively engage in initiatives that support rural education, uplift vulnerable communities and spread positive energy throughout society.

Building Our Charity Platform

Bilibili Charity Platform is the cornerstone of our social responsibility efforts, a trusted bridge connecting hundreds of millions of young users with professional nonprofit organizations. We strictly comply with relevant laws and regulations, including the *Charity Law of the People's Republic of China*, and have established a rigorous "Three Reviews and Three Verifications[47]" system. We also developed the *Bilibili Charity Platform Project Operation Rules and Guidelines* to ensure every step, from project admission and fundraising to execution, is standardized and transparent.

As of the end of March 2026, the platform had supported 115 carefully selected public welfare projects across areas including education, poverty alleviation, disaster relief, special needs support, cultural preservation and environmental protection, making sure every act of generosity is channeled efficiently into real social impact.

As of the end of March 2026

Total charity funds raised

RMB **37** mn+

Total number of donations

1.35 mn+

Empowering Rural Education

Bilibili believes that education is a powerful engine for bridging social disparities and driving rural revitalization. Through our signature "resource investment + talent support + culture empowerment" model, we go deep into rural school development, respecting the cultural roots of each community and tailoring a unique growth path for every school. In 2025, we continued supporting seven schools, including Aihua Dream Primary School, Soccer Primary School and Mountain Song Primary School, while also co-building an eighth, Bilibili Wrestling Primary School. As of the end of 2025, a total of 7,647 students were enrolled in the rural schools we helped build. Every brick we lay is about more than building brighter classrooms; they build hope and possibility in the hearts of children.



As of the end of 2025

Bilibili-supported primary schools

8

Rural students enrolled

7,647

2021 · Huaping, Lijiang
Bilibili Aihua Dream Primary School

2021 · Huaping, Lijiang
Bilibili Happy Primary School

2024 · Yao'an, Chuxiong
Bilibili Mountain Song Primary School

2022 · Huize, Qujing
Bilibili Yili Primary School

2019 · Weishan, Dali
Bilibili Beautiful Primary School

2023 · Binchuan, Dali
Bilibili Soccer Primary School

2025 · Mengzi, Honghe
Bilibili Wrestling Primary School

2020 · Wuchuan, Zunyi
Bilibili Dream Primary School

Guizhou

Yunnan





Bilibili Wrestling Primary School



In Duofale Village, Mengzi City, Honghe Hani and Yi Autonomous Prefecture, Yunnan Province, wrestling is a time-honored folk tradition woven deeply into local culture. In 2025, Bilibili established our Wrestling Primary School here, recognizing the school's passion for wrestling-based physical education. We donated professional training equipment, filled coaching gaps and provided competition support, contributing to the systematic development of the school's specialized curriculum. That same November, with our backing, students from Wrestling Primary School competed in the National Youth International-Style Wrestling Open for the first time and took home the championship, turning a dream that started on a village playground into a victory on the national stage.



Bilibili Mountain Song Primary School

Bilibili Mountain Song Primary School sits in Mayou Village, Yao'an County, Chuxiong Yi Autonomous Prefecture, Yunnan Province, the birthplace of "Meige," an intangible cultural heritage epic of the Yi ethnic group. Since the school's founding in 2024, we have centered our support around preserving the mountain song tradition while fueling local education. In 2025, the students took the stage alongside acclaimed vocalist Gong Linna at a local spring mountain song festival held for charitable purposes, and later performed at the China Online Audiovisual Annual Gala, carrying their culture from village classrooms to the national spotlight and growing more confident with every performance. Thanks to our sustained efforts, the songs from these faraway mountains are reaching more ears than ever. The Mountain Song Primary School project was also recognized as one of the "Top 10 Outstanding Cases of China New Media Philanthropy 2025," marking another milestone in our journey of lighting up dreams together.



Pen Pal Promise: Bilibili Employees and Rural Students



In 2025, Bilibili Charity Platform launched a Pen Pal Program, building a heartfelt bridge to support the emotional well-being of rural children. We put out an open call to employees, and after a selection and training process, 49 volunteers were officially paired with students from our Bilibili-supported schools. Over the course of 18 months of letter exchanges, they offer ongoing emotional support and positive guidance, helping kids feel seen, supported and connected through the simple warmth of handwritten words from afar.

Bilibili Happy Scholarship

Our "Bilibili Happy Scholarship" continuously transforms users' iconic "hahaha" bullet chats into charitable funds directed toward rural schools, supporting interest clubs, students' personal growth groups and innovative teaching projects. As of the end of 2025, Bilibili Happy Scholarship had funded 43 campus interest clubs, three personal growth groups and 30 innovative teaching projects.

As of the end of 2025

The amount of Bilibili Happy Scholarship funds granted to support rural students

RMB 1.43 mn



Contents
Letter from Management
2025 Highlights
Honors & Awards
Creating Community Value
Enhancing Industry Value
03 Building Social Value
Eco-Friendly & Green Principles
Community Development & Social Responsibility
Corporate Governance
About the Report
Appendix

Advocating Positivity

Bilibili is committed to cultivating a content ecosystem brimming with positive energy and diverse perspectives. We encourage creators to produce content that is both engaging and thoughtful, offering users access to cutting-edge knowledge and technology, a wide range of interests and compelling real-life stories. We also advocate for the integration of philanthropic perspectives and social awareness into content creation. Through the influence of our community, Bilibili contributes to cultural heritage preservation, showcasing the beauty of Chinese culture, amplifying the voices of underrepresented groups, supporting wildlife conservation and inspiring volunteerism. Every seed of goodwill planted in our community has the chance to take root and grow into a thriving forest.

In 2025

Hobby-related video views

64.2 bn

Users studied on Bilibili

230 mn

Users watched technology-related videos on Bilibili every day

~16 mn

Supporting Relics Preservation

Bilibili views protecting cultural relics as more than safeguarding the past; it is a relay of civilization carried forward into the future. Through digital technology, creative content and the collective power of our community, we are awakening a deeper appreciation for cultural heritage, turning thousand-year-old memories into living inspiration for today.

When Young Gamers Become "Heritage Keepers"



In 2025, Bilibili supported the "Shanxi University BLG Heritage Keeper Scholarship" for the second consecutive year, cumulatively funding 36 students majoring in cultural relics and heritage conservation and encouraging more young people to devote themselves to cultural preservation. In December, members of BLG Esports visited Shanxi University for face-to-face conversations with scholarship recipients.

BLG
文物守塔人

BLG
文物守塔人

Who received the BLG Heritage Keeper Scholarship

Promoting Traditional Culture

Bilibili walks alongside intangible cultural heritage creators, captures vanishing crafts on camera and opens a window of youthful energy onto ancient traditions, ensuring traditional culture truly takes root in the hearts of a new generation.

A "Youthful Invitation" to Intangible Cultural Heritage Artisans

Bilibili provides systematic support for intangible cultural heritage artisans through initiatives like the Creator Incentive Program, offering official certifications, dedicated channels and curated hashtag campaigns like #IntangibleCulturalHeritageRevivalProject# to bring crafts like woodcarving, embroidery and regional opera to wider audiences. We have also co-produced documentaries such as *In the Name of Clay* and *China on Stage*, using bullet chats and user-generated translations to give age-old craftsmanship a fresh, youthful voice. Intangible cultural heritage is no longer just a museum exhibit, it's something young people can reach out and feel in their everyday lives.











泥的名字
IN THE NAME OF CLAY

In the Name of Clay

Caring for People with Rare Diseases

In 2025, around key awareness moments like International Rare Disease Day, National Disability Day and Chongyang Festival, we teamed up with over 170 content creators who produced a host of videos about rare disease and multiple public welfare topics, racking up over 110 million views. Over the years, Bilibili has fostered public welfare discussions, bringing together warm support and connecting isolated voices into a luminous community of care.

Shining a Light on "One-in-Ten-Thousand" Lives



For International Rare Disease Day 2025, Bilibili partnered with the ICF Foundation to launch a special campaign: "Meet the Extraordinary One-in-Ten-Thousand Lives." Content creators including @Te Xiao Xiao Ge Studio used cosplay makeovers to help people with rare diseases transform into their favorite anime characters. In front of the camera, they were not "patients," they were extraordinary individuals, seen and celebrated. Every transformation became a fresh starting point for connecting with the world.



遇见万分之一的不凡人生
bilibili
国际罕见病日
特别企划

Special Campaign: Meet the Extraordinary One-in-Ten-Thousand Lives

Standing Up for People with Disabilities

Bilibili believes that real care lives in every small gesture, every song, every moment of looking someone in the eye as an equal. We do not make a point of labeling anyone as "special." Instead, we take concrete, thoughtful action so every community is naturally seen and genuinely embraced.

Protecting Tactile Pathways: Making Every Journey Safe



During National Disability Day, Bilibili launched the #ProtectTactilePathways# campaign, joining forces with Tree of Life Innovation Center and our MaoerFM, along with over a hundred other creators, to advocate for accessible tactile pathways. We invited everyone passing by to simply move bikes away from tactile pathways, helping protect safe passage for people with visual impairments. It takes just one small bend of the back to gently change the world, and even a simple action can be a small step toward making our cities friendlier for all.

今天，
我们想邀请你
守护一条路！
#盲道守护行动
（5.18全国助残日）
每搬开一辆挡住盲道的单车，
就能让视障人士多一份出行的便利。
快来扫码>
加入我们！
合木创新中心
哔哩哔哩公益
猫耳FM

Protect Tactile Pathways Project

Championing Charity Actions

Bilibili leverages our platform influence and high-quality content to amplify charitable causes, helping ensure that every act of goodwill takes root and continues to grow.

Premium IP Collaborations: Leveraging Storytelling to Amplify Social Impact



In 2025, Bilibili partnered with 10 high-impact titles including *Glorious Pediatricians Season 3* and *A Record of Mortal's Journey to Immortality*, weaving in-depth narratives and advocacy around important issues like at-risk youth, girls in underdeveloped regions, people with disabilities and environmental conservation. Notably, *A Record of Mortal's Journey to Immortality* funded over RMB500,000 among its fans to Project Hope 1+1 Education Program, demonstrating the powerful community-rallying force of premium IP and delivering both cultural and social value.





B站爱心用户捐赠超
50万
与希望同行

A Record of Mortal's Journey to Immortality



Corporate Governance

Bilibili upholds strong governance as the foundation for our business development, reinforcing business ethics, tightening risk management and placing a high priority on intellectual property protection. At the same time, we are embedding sustainability into our day-to-day operations, actively exploring a meaningful ESG development path and working alongside stakeholders to create lasting value.

Responsible Governance

As of the end of the reporting period, Bilibili achieved 100% sign-off on our *Anti-Corruption* and *Anti-Fraud Commitment* among all full-time employees. In 2025, we required 100% of our suppliers to sign the *Business Ethics Commitment*.

ESG Governance

Bilibili has established an ESG governance structure with the Board of Directors as the highest governing body, and has incorporated ESG-related metrics into performance evaluations for ESG Working Group members, ensuring that sustainability principles are put into practice.

04

Responsible Governance

Bilibili upholds responsible operations. Under a well-established corporate governance framework, we continuously implement business ethics and risk control measures, while reinforcing intellectual property protection.

Governance Structure

The Board of Directors is the highest responsible body for the Company's strategic direction and governance practices. We believe that a professional, diverse and independent Board is fundamental to making sound decisions and addressing complex challenges. The Board works through four committees[48]: the Audit Committee, Compensation Committee, Nomination Committee and Corporate Governance Committee, to oversee financial reporting, remuneration and incentives, director nominations and corporate governance, etc.

In selecting directors, we consider professional expertise, industry experience, gender diversity and independence. The current Board brings deep experience across internet technology, financial investment, corporate governance and legal compliance, etc. In 2025, we conducted targeted training for all directors and senior management, covering regulatory developments, ESG risk management and best practices, with the aim of continuously enhancing the governing body's ability to carry out its responsibilities.



Structure of Board of Directors

Name	Gender	Position/Role	Industry Specialist	Risk Specialist	Financial Specialist	HR Specialist
Chen Rui	Male	Chairman of the Board and Chief Executive Officer	✓	✓		
Li Ni	Female	Vice Chairwoman of the Board and Chief Operating Officer	✓			✓
Xu Yi	Male	Founder, Director and President	✓			
Gan Jianping	Male	Independent Director	✓	✓		
He Zhenyu	Male	Independent Director		✓	✓	
Li Feng	Male	Independent Director	✓	✓		
Ding Guoqi	Male	Independent Director			✓	✓

Members of Bilibili's Board of Directors



Risk Management

Bilibili views risk management as essential to our business. We have built a layered risk framework[49] that spans strategy, finance, operations and compliance.



Board of Directors
Supervision and decision making
Audit Committee
Review and support
Three Lines of Defense
Identification and reporting
Internal Audits
Middle & Functional Departments
Business Departments

Risk Management Structure

The Board of Directors holds ultimate responsibility for risk oversight, with a dedicated management committee coordinating day-to-day risk governance. Through regular SOX self-assessments, specialized internal audits and third-party collaboration, we conduct risk scans across all business lines. In 2025, we formalized a *Special Risk List* and implemented a closed-loop management mechanism covering risk identification, assessment, reporting and remediation.

Risk awareness is built into how we operate. During the reporting period, in response to recurring issues and potential risks identified through internal audits, we conducted more than 70 targeted training sessions and interviews, strengthening each business unit's ability to identify and proactively manage risk.

Business Ethics

Bilibili adheres to the highest standards of business ethics and has zero tolerance for corruption, bribery, fraud and unfair competition.

Policies and Procedures

We have established a robust business ethics system, guided by the *Bilibili Code of Business Conduct and Ethics*, and supplemented by more than ten supporting policies, including the *Anti-Fraud and Supervision System* and *Management Measures for Business Entertainment Expenses*. In 2025, we fully updated the *Bilibili Code of Professional Ethics and Conduct* to reflect evolving regulatory expectations. As of the end of the reporting period, 100% of our full-time employees had signed the *Anti-Corruption and Anti-Fraud Commitment*. In our engagement with business partners, we further optimized the *Business Ethics Commitment* and continuously expanded its coverage, requiring 100% of our suppliers[36] to sign in 2025. Additionally, the Company had no incidents related to monopoly, unfair competition or money laundering throughout the year.

As of the end of 2025

100 %

of our full-time employees had signed the *Anti-Corruption and Anti-Fraud Commitment*



Training and Whistleblowing Mechanisms

We have integrated business ethics training into mandatory onboarding programs for new hires. In 2025, we conducted company-wide sessions covering all employees,[50] which featured case-based analysis of the latest regulatory requirements and required annual conflict-of-interest declarations from all employees. We provide multiple confidential reporting channels[51] and put in place a structured investigation process involving the "Compliance Officer," the Self-Discipline Committee and other relevant parties, with strict protection for whistleblowers. During the reporting period, the Company investigated and referred two duty-related criminal cases to judicial authorities, demonstrating our firm commitment to upholding an integrity-driven environment.

Safe and Easy-to-Access Channels

- Online platform
- Anonymous email
- Hotline



Multi-Party Handling

- Department Head
- Bilibili Compliance Officer
- Self-Discipline Committee



Whistleblower Protection

- Information confidentiality
- Strict access control
- Evidence collection assistance





Intellectual Property Protection

Bilibili places great importance on protecting all forms of intellectual property and innovation outcomes. We continue to strengthen IP management capabilities, building a protection system that runs across the full lifecycle of our products and technologies.

Strengthening IP Protection Governance

- **Policy Framework Enhancement:** We refined internal policies, including the *Bilibili IP System Internal Audit and Control Procedures* and the *Bilibili Physical Product IP Deployment Strategy Guidelines*, providing clear standards for IP management and risk prevention across the Company.



Patent Strategy & Risk Prevention

- **Patent Analysis of Key Features:** We implemented patent portfolio planning and risk monitoring around our proprietary bullet chat feature, and developed a corresponding forward-looking patent roadmap.

- **Overseas Patent Deployment and Risk Alerts:** To support international expansion, we planned our overseas patent portfolio in a coordinated manner and introduced centralized tracking to shorten review cycles. We also identified key overseas patent risks and established structured early warning and litigation response mechanisms.

- **IP Protection in the AI Space:** We expanded patent analysis and risk monitoring around AIGC-related technologies, actively filed new patents and organized targeted training for employees and creators.

Building Capabilities & Awareness

- **IP Protection Training:** IP protection is integrated into onboarding programs for new employees and regular internal and external training sessions for relevant business teams.

- **Innovation Incentives:** We released the *Bilibili Innovation Achievement Management and Incentive Policy 2.0* and organized initiatives such as the 2025 "Best Inventor" and the Bilibili Technology Patent Awards.

2025 Achievements in Bilibili's IP Rights Protection

"Bullet Chat Toggle"
Design Patent – Excellence Prize,
25th China Design Patent Awards

"Masked Bullet Chat"
Invention Patent – 3rd Prize,
Shanghai IP Innovation Awards

2025 Shanghai
Intellectual Property Rights
Protection Project

Outstanding High-Value Patent
Cultivation Program

Founding Member of the Open Source
Innovation Development Promotion Center

Bilibili's intellectual property portfolio for 2025 is summarized below:

	Item	2024	2025
Patents	Total granted	2,143	2,548
	Newly granted	862	407
Copyrights	Total registered	3,017	3,238
	Newly registered	249	221
Trademarks	Total registered	8,909	9,064
	Newly registered	216	155





ESG Governance

Bilibili embeds sustainability into our daily operations and management. Guided by a clear ESG governance framework, we actively engage with stakeholders and continuously enhance our ESG management capabilities.

ESG Governance Structure

Bilibili has established an ESG governance framework in which the Board of Directors holds ultimate oversight, and the ESG Committee is authorized to coordinate ESG-related matters. The ESG Committee formulates action plans based on domestic and international ESG developments and stakeholder expectations, which are carried forward by the ESG Working Group. Meanwhile, ESG-related performance indicators are integrated into the salary and bonus assessments of the ESG Working Group members to ensure the effective implementation of sustainability principles.



Board of Directors
- Responsible for evaluating, supervising and approving major ESG-related matters

ESG Committee
- Coordinates and manages ESG-related matters and advises the Board of Directors on sustainability
- Formulates ESG objectives and action paths

ESG Working Group
- Responsible for cross-functional coordination, communication and execution of ESG initiatives under the guidance of the ESG Committee

ESG Governance Structure

The Board's ESG Statement

The Board's ESG Responsibilities

The Board of Directors serves as the highest governing body responsible for Bilibili's ESG strategy and related matters. The Board regularly reviews and identifies ESG risks and opportunities arising from the Company's operations. Under the Board's oversight, the ESG Committee coordinates ESG priorities across the organization. It formulates ESG strategy, objectives and implementation plans in line with the Company's development needs and ensures structured execution.

ESG Risk Identification

The ESG Committee serves as the executive body responsible for the Company's sustainability affairs, continuously monitoring global sustainability developments and the expectations of both external and internal stakeholders. It systematically identifies, assesses and reviews ESG-related risks across the Company's operations and develops corresponding response measures. In addition, through regular reviews and ongoing refinement of internal mechanisms, the Committee continues to strengthen the Company's ESG governance foundation and enhance overall governance effectiveness.

ESG Target Oversight

The ESG Committee upholds the Company's commitment to sustainable development. It actively deepens collaboration with stakeholders and integrates their concerns as well as key global issues into clear ESG objectives and action pathways, providing continuous momentum for the Company's sustainable development.

Stakeholder Engagement

Bilibili strengthens connections with stakeholders through diverse communication channels and, with an open and inclusive approach, actively seeks to deepen collaboration and work together toward a more sustainable future.

Stakeholders	Stakeholders' Concerns		Communication & Response		Frequency	
Shareholders & Investors	▸ Sustained and stable business growth ▸ Compliance management	▸ Corporate governance and risk management ▸ Energy management and carbon emissions	▸ Shareholders' meetings ▸ Periodic reports and announcements ▸ Investor days	▸ Investor emails and meetings ▸ Investor relations website and WeChat mini-program	▸ Regular shareholders' meetings ▸ 4 quarterly earnings conference calls and annual investor day ▸ Over 50 global investor summits	▸ Over 500 on-site shareholder/investor meetings ▸ Over 300 online shareholder/investor meetings ▸ Timely Investor Relations website and WeChat mini-program updates
Government & Regulatory Authorities	▸ Compliance management ▸ Data & privacy protection	▸ Information security ▸ Energy management and carbon emissions	▸ Information disclosure ▸ Project collaboration ▸ Supervision and inspection	▸ On-site visits and receptions ▸ Security incident reporting	▸ Routine communication and reporting	▸ Spontaneous on-site supervision and inspections
Users	▸ User experience ▸ Data security ▸ Data & privacy protection	▸ Product quality ▸ Responsible marketing ▸ Anti-addiction for minors	▸ User feedback channels ▸ Company website and social media engagement	▸ Management policies and user agreements	▸ Timely feedback and communication	▸ Ongoing updates on management policies and measures
Employees	▸ Employee rights protection ▸ Employee health and safety	▸ Employee training and development ▸ Diversity and equality	▸ Internal OA system ▸ Internal briefings	▸ Regular reviews and feedback collection ▸ Online and offline training activities	▸ Employee interviews - no less than 4 times a year ▸ Employee care activities - at least once a month	▸ Communication between employees and senior management - no less than 4 times a year
Suppliers	▸ Mutual benefits ▸ Fair competition	▸ Supplier empowerment	▸ Bid invitations ▸ Project procurement ▸ Contracts and agreements	▸ On-site visits ▸ Inter-company visits and opinion exchanges (online and offline) ▸ Industry conferences	▸ Multiple business alignment talks, project-specific meetings and real-time problem-solving based on business type	▸ Procurement project communications ▸ Non-project general communication and exchange activities
Community	▸ Energy management and carbon emissions ▸ Charity projects	▸ Community investment	▸ Community events ▸ Company website and social media activities	▸ Initiate and engage in charity projects	▸ A dedicated department responsible for our rural education projects ▸ Community activities including volunteer activities and self-organized charity events - at least once a year	▸ Real-time updates of Bilibili's public welfare official account ▸ Supported a total of 115 fundraising projects benefiting the elderly, children, people with disabilities and wildlife



Materiality Assessment

Bilibili reviews and updates our material ESG topics at least once a year to comprehensively identify and promptly address key concerns related to the Company's strategy, operations and ESG objectives. In 2025, we identified 18 material ESG topics, drawing on capital market priorities, domestic and international industry best practices, stakeholder feedback and the collection of publicly available information.

Economy

1 Content security and quality
2 Privacy protection and cybersecurity
3 Operational compliance
4 AI-powered content ecosystem
5 Community atmosphere
6 Intellectual property protection
7 Sustainable supply chain
8 Responsible marketing
9 Product innovation

Society

10 Employee health and safety
11 Employee rights and interests protection
12 Employee diversity and equity
13 Employee training and development
14 Community public welfare
15 Minors protection

Environment

16 Climate change risks
17 Energy management and carbon emissions
18 Biodiversity conservation

Major Issues List



Economy Society Environment

Matrix of Materiality

About the Report

 ## Description

This report is the sixth annual Environmental, Social and Governance ("ESG") report published by Bilibili Inc. ("Bilibili," "we" or the "Company") (Nasdaq: BILI; HKEX: 9626) to exemplify our values, initiatives and performance in ESG.

 ## Scope of the Report

This report covers the activities of Bilibili Inc. and its subsidiaries from January 1, 2025 to December 31, 2025 (the "reporting period"), unless otherwise stated.

 ## Basis of Preparation

This report complies with the Environmental, Social and Governance Reporting Code ("ESG Code") in Appendix C2 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("HKEX"). It was compiled with reference to the United Nations Sustainable Development Goals ("SDGs") and issues of concern identified by the global leading rating agency MSCI ESG ratings and the S&P Global Corporate Sustainability Assessment (CSA).

 ## Sources of Information

The information and case studies in the report were obtained from the Company's statistical reports and related documents. We undertake that the report contains no false or misleading statements, and are responsible for the authenticity, accuracy and completeness of its content.

 ## Confirmation and Approval

This report was approved by the Board of Directors on April 13, 2026 after confirmation by management.

 ## Report Access

This report is provided in both Chinese and English. For the purpose of environmental protection, we recommend perusing the electronic version, which is available under Bilibili Inc.'s Financial Statements/Environmental, Social and Governance Information section on the HKEX website and under the ESG section on the Company's Investor Relations website.

 ## Contact Us

We value the opinions of our stakeholders and welcome readers to contact us through the contact information below. Your input will help us improve our reporting and enhance our ESG performance.

Email: ir@bilibili.com

Tel.: +86-21-2509-9255







Appendix

Appendix I: ESG Indicators

Environmental Indicators[52]

Indicator		Unit	2025	2024
Emissions				
Greenhouse gas emissions[43, 46]	Total greenhouse gas emissions (Scope 1, 2)	tCO_2e	6,315	6,637
	Total greenhouse gas emissions (Scope 3)	tCO_2e	355,234	98,538
	Greenhouse gas emission intensity (Scope 1, 2)[42]	$tCO_2e/RMBmn$	0.21	0.25
Resource Use				
Water[44]	Water use	tonnes	72,314	65,417
	Water use intensity[42]	tonnes/RMBmn	2.38	2.44
Energy	Purchased electricity	kWh	11,898,130	12,366,975
	Comprehensive energy consumption[41]	tce	1,462	1,520
	Comprehensive energy consumption intensity[42]	tce/RMBmn	0.05	0.06
Packaging materials	Total packaging materials use	tonnes	2,983	3,125
	Packaging materials use intensity[45]	tonnes/RMBmn	1.51	1.54

Social Indicators

Indicator		Unit	2025	2024
Employment				
Number of employees – by gender	Male	Person	4,704	4,516
	Female	Person	3,719	3,572
Number of employees – by type	Full-time	Person	8,423	8,088
	Part-time	Person	0	0
Number of employees – by age	Gen Z+	Person	8,216	7,864
	Non-gen Z+	Person	207	224
Number of employees – by region	Shanghai	Person	5,597	5,635
	Chengdu	Person	772	645
	Nanjing	Person	438	445
	Wuhan	Person	460	407
	Chinese Mainland (excluding mentioned regions), Hong Kong SAR, Macao SAR, Taiwan Region and Overseas	Person	1,156	956
Number of employees – by function	Product & Technology	Person	3,458	3,632
	Content audit	Person	2,624	2,247
	Operations	Person	1,755	1,646
	Management, sales, finance and administration	Person	586	563
Employee turnover rate[53]	Overall turnover rate	%	11	17



Contents



Indicator		Unit	2025	2024
Employee turnover rate – by gender	Male	%	10	17
	Female	%	13	16
Employee turnover rate – by age	Gen Z+	%	11	17
	Non-gen Z+	%	5	10
Employee turnover rate – by region	Chinese Mainland	%	13	18[54]
	Hong Kong SAR, Macao SAR, Taiwan Region and Overseas	%	2	11[51]
Health & Safety				
Accumulated number of work-related fatalities that occurred in the past three years (including the reporting year)		Person	0	0
Number of workdays lost due to work-related injuries		Days	186	425
Development & Training				
Percentage of trained employees among genders[29]	Male	%	88	96
	Female	%	92	99
Percentage of trained employees among position levels[29]	Senior management	%	100	100
	Middle management	%	100	80
	General staff	%	89	98
Percentage of trained employees by gender[30]	Male	%	55	50
	Female	%	45	50
Percentage of trained employees by position level[30]	Senior management	%	1	1
	Middle management	%	3	1
	General staff	%	96	98
Average training hours per employee among genders[28]	Male	Hours	11	31
	Female	Hours	15	40
Average training hours per employee among position levels[28]	Senior management	Hours	38	36
	Middle management	Hours	17	16
	General staff	Hours	13	36
Supply Chain Management				
Number of suppliers by region	Chinese Mainland	Number	10,438	7,348
	Hong Kong SAR, Macao SAR, Taiwan Region and Overseas	Number	1,173	1,052

Indicator		Unit	2025	2024
Product Responsibility				
Percentage of products recalled due to safety and health concerns		Number	0	0
Number of product/service complaints		10k Cases	12	11
Intellectual Property Protection				
Patents	Registered patent applications	Items	2,548	2,143
	Newly registered patents	Items	407	862
Copyrights	Registered copyright applications	Items	3,238	3,017
	Newly registered copyrights	Items	221	249
Trademarks	Registered trademark applications	Items	9,064	8,909
	Newly registered trademarks	Items	155	216
Privacy Protection				
Customer privacy violation complaints		Number	0	0
Privacy & data security protection coverage		%	100	100
Information Security/Cybersecurity				
Data security training coverage of cybersecurity-related employees		%	100	100
Frequency of information security auditing		Times/Year	4	4
Anti-corruption				
Number of corruption-related cases concluded		Cases	2	2
Anti-corruption related training	Staff training coverage	%	100	100
	Board training coverage	%	100	100
Community Investment				
Public welfare primary school project	Cumulative number of Public Welfare Schools	Number	8	7
	Cumulative issuance of Bilibili Happy Scholarship funds	RMBmn	1.43	1.29

Appendix II: List of Major Applicable Laws & Regulations

During the reporting period, Bilibili complied with the following major laws and regulations that significantly impact the Company:

Product Quality Law of the People's Republic of China

Standardization Law of the People's Republic of China

Regulation of the People's Republic of China for the Administration on Production License of Industrial Products

Patent Law of the People's Republic of China

Copyright Law of the People's Republic of China

Rules for the Implementation of the Patent Law of the People's Republic of China

Environmental Protection Law of the People's Republic of China

Environmental Impact Assessment Law of the People's Republic of China

Regulations on the Administration of Construction Project Environmental Protection

Water Law of the People's Republic of China

Law of the People's Republic of China on Prevention and Control of Water Pollution

Law of the People's Republic of China on the Prevention and Control of Environmental Pollution by Solid Wastes

Air Pollution Prevention and Control Law of the People's Republic of China

Integrated Emission Standard of Air Pollutants

Energy Conservation Law of the People's Republic of China

Electric Power Law of the People's Republic of China

Labor Law of the People's Republic of China

Labor Contract Law of the People's Republic of China

Law on the Protection of Women's Rights and Interests of the People's Republic of China

Provisions on the Prohibition of Using Child Labor

Social Insurance Law of the People's Republic of China

Trade Union Law of the People's Republic of China

Law of the People's Republic of China on Work Safety

Law of the People's Republic of China on Prevention and Control of Occupational Diseases

Cybersecurity Law of the People's Republic of China

Administrative Measures on Internet Information Services

Measures for the Administration of Security Protection of Computer Information Networks with International Interconnections

Ordinance of the People's Republic of China on the Protection of Computer Information System Security

Provisions on the Confidentiality Management of International Networking of Computer Information Systems

Advertising Law of the People's Republic of China

Price Law of the People's Republic of China

Law of the People's Republic of China Against Unfair Competition

Law of the People's Republic of China on the Protection of Consumer Rights and Interests

E-Commerce Law of the People's Republic of China

Anti-Monopoly Law of the People's Republic of China

Measures for the Administration of Internet Advertising

Management of Generative Artificial Intelligence Services

Cyber Violence Information Governance Provisions

Law of the People's Republic of China on the Protection of Minors

Interim Measures for the Administration of Censorship of Advertisements on Drugs, Medical Devices, Dietary Supplements and Formula Foods for Special Medical Purposes

Regulations on the Audit of Advertisements for Mass Media

Charity Law of the People's Republic of China

Basic Management Standards for Internet Public Fundraising Information Platforms of Charitable Organizations

Basic Technical Standards for Internet Public Fundraising Information Platforms of Charitable Organizations

United Nations Convention Against Corruption









Appendix III: HKEX ESG Code Content Index

Part C: "Comply or Explain" Provisions

Subject Areas, Aspects, General Disclosures and KPIs			2025 Environmental, Social and Governance Report
Environment			
A1: Emissions	General Disclosure	Information on: (a) the policies; and (b) compliance with relevant laws and regulations that have a significant impact on the issuer relating to air emissions, discharges into water and land, and generation of hazardous and non-hazardous waste.	Building Social Value - Eco-Friendly & Green Principles
	KPI A1.1	The types of emissions and respective emissions data.	Not Applicable
	KPI A1.2	[Repealed 1 January 2025]	/
	KPI A1.3	Total hazardous waste produced (in tonnes) and, where appropriate, intensity (e.g., per unit of production volume, per facility).	Not Applicable
	KPI A1.4	Total non-hazardous waste produced (in tonnes) and, where appropriate, intensity (e.g., per unit of production volume, per facility).	Not Applicable
	KPI A1.5	Description of emission target(s) and steps taken to achieve them.	Building Social Value - Eco-Friendly & Green Principles
	KPI A1.6	Description of how hazardous and non-hazardous wastes are handled, and a description of reduction target(s) set and steps taken to achieve them.	Not Applicable
A2: Use of Resources	General Disclosure	Policies on the efficient use of resources, including energy, water and other raw materials.	Building Social Value - Eco-Friendly & Green Principles
	KPI A2.1	Direct and/or indirect energy consumption by type (e.g., electricity, gas or oil) in total (kWh in '000s) and intensity (e.g., per unit of production volume, per facility).	Building Social Value - Eco-Friendly & Green Principles
	KPI A2.2	Water consumption in total and intensity (e.g. per unit of production volume, per facility).	Building Social Value - Eco-Friendly & Green Principles
	KPI A2.3	Description of energy use efficiency target(s) set and steps taken to achieve them.	Building Social Value - Eco-Friendly & Green Principles

Subject Areas, Aspects, General Disclosures and KPIs			2025 Environmental, Social and Governance Report
A2: Use of Resources	KPI A2.4	Description of whether there is any issue in sourcing water that is fit for purpose, water efficiency target(s) set and steps taken to achieve them.	Building Social Value - Eco-Friendly & Green Principles
	KPI A2.5	Total packaging material used for finished products (in tonnes) and, if applicable, with reference to per unit produced.	Building Social Value - Eco-Friendly & Green Principles
A3: Environment and Natural Resources	General Disclosure	Policies on minimizing the issuer's significant impacts on the environment and natural resources.	Building Social Value -Eco-Friendly & Green Principles
	KPI A3.1	Description of the significant impacts of activities on the environment and natural resources and the actions taken to manage them.	Building Social Value - Eco-Friendly & Green Principles
A4: Climate Change	General Disclosure	[Repealed 1 January 2025]	/
	KPI A4.1	[Repealed 1 January 2025]	/
Social			
B1: Employment	General Disclosure	Information on: (a) the policies; and (b) compliance with relevant laws and regulations that have a significant impact on the issuer relating to compensation and dismissal, recruitment and promotion, working hours, rest periods, equal opportunity, diversity, anti-discrimination, and other benefits and welfare.	Enhancing Industry - Value-Human Capital
	KPI B1.1	Total workforce by gender, employment type (for example, full- or part-time), age group and geographical region.	Enhancing Industry - Value-Human Capital
	KPI B1.2	Employee turnover rate by gender, age group and geographical region.	Appendix I
B2: Health and Safety	General Disclosure	Information on: (a) the policies; and (b) compliance with relevant laws and regulations that have a significant impact on the issuer, relating to providing a safe working environment and protecting employees from occupational hazards.	Enhancing Industry - Value-Human Capital

Contents



Subject Areas, Aspects, General Disclosures and KPIs			2025 Environmental, Social and Governance Report
B2: Health and Safety	KPI B2.1	Number and rate of work-related fatalities occurred in each of the past three years including the reporting year.	Appendix I
	KPI B2.2	Lost days due to work injury.	Appendix I
	KPI B2.3	Description of occupational health and safety measures adopted, and how they are implemented and monitored.	Enhancing Industry - Value-Human Capital
B3: Development and Training	General Disclosure	Policies on improving employees' knowledge and skills for discharging duties at work. Description of training activities.	Enhancing Industry - Value-Human Capital
	KPI B3.1	The percentage of employees trained by gender and employee category (e.g. senior management, middle management).	Appendix I
	KPI B3.2	The average training hours completed per employee by gender and employee category.	Appendix I
B4: Labor Standards	General Disclosure	Information on: (a) the policies; and (b) compliance with relevant laws and regulations that have a significant impact on the issuer relating to preventing child and forced labor.	Enhancing Industry - Value-Human Capital
	KPI B4.1	Description of measures to review employment practices to avoid child and forced labor.	Enhancing Industry - Value-Human Capital
	KPI B4.2	Description of steps taken to eliminate such practices when discovered.	Enhancing Industry - Value-Human Capital
B5: Supply Chain Management	General Disclosure	Policies on managing environmental and social risks of the supply chain.	Enhancing Industry Value - Partnerships for Industry Development
	KPI B5.1	Number of suppliers by geographical region.	Enhancing Industry Value - Partnerships for Industry Development
	KPI B5.2	Description of practices relating to engaging suppliers, number of suppliers where the practices are being implemented, and how they are implemented and monitored.	Enhancing Industry Value - Partnerships for Industry Development
	KPI B5.3	Description of practices used to identify environmental and social risks along the supply chain, and how they are implemented and monitored.	Enhancing Industry Value - Partnerships for Industry Development
	KPI B5.4	Description of practices used to promote environmentally preferable products and services when selecting suppliers, and how they are implemented and monitored.	Enhancing Industry Value - Partnerships for Industry Development

Subject Areas, Aspects, General Disclosures and KPIs			2025 Environmental, Social and Governance Report
B6: Product Responsibility	General Disclosure	Information on: (a) the policies; and (b) compliance with relevant laws and regulations that have a significant impact on the issuer, relating to health and safety, advertising, labelling and privacy matters relating to products and services provided and methods of redress.	Creating Community Value - Community Engagement & Healthy Ecosystem
	KPI B6.1	Percentage of total products sold or shipped subject to recalls for safety and health reasons.	Appendix I
	KPI B6.2	Number of product- and service-related complaints received and how they are dealt with.	Creating Community Value - User Communication & Care
	KPI B6.3	Description of practices relating to observing and protecting intellectual property rights.	Responsible Governance - ESG Governance
	KPI B6.4	Description of quality assurance process and recall procedures.	Not Applicable
	KPI B6.5	Description of consumer data protection and privacy policies, and how they are implemented and monitored.	Creating Community Value - Information Security & Privacy Protection
B7: Anti-Corruption	General Disclosure	Information on: (a) the policies; and (b) compliance with relevant laws and regulations that have a significant impact on the issuer, relating to bribery, extortion, fraud and money laundering.	Responsible Governance - ESG Governance
	KPI B7.1	Number of concluded legal cases regarding corrupt practices brought against the issuer or its employees during the reporting period and the outcomes of the cases.	Appendix I
	KPI B7.2	Description of preventive measures and whistle-blowing procedures, and how they are implemented and monitored.	Responsible Governance - ESG Governance
	KPI B7.3	Description of anti-corruption training provided to directors and staff.	Responsible Governance - ESG Governance
B8: Community Investment	General Disclosure	Policies on community engagement to understand the needs of the communities where the issuer operates and to ensure its activities take into consideration the communities' interests.	Building Social Value - Community Development & Social Responsibility
	KPI B8.1	Focus areas of contribution (e.g. education, environmental concerns, labor needs, health, culture, sport).	Building Social Value - Community Development & Social Responsibility
	KPI B8.2	Resources contributed (e.g. money or time) to the focus area.	Building Social Value - Community Development & Social Responsibility

  

Part D: Climate-Related Disclosures

Subject Areas, Aspects, General Disclosures and KPIs		2025 Environmental, Social and Governance Report
Governance	19(a)The governance body(s) or individual(s) responsible for oversight of climate related risks and opportunities.	Building Social Value - Eco-Friendly & Green Principles
	19(b) Management's role in the governance processes, controls and procedures used to monitor, and oversee climate-related risks and opportunities.	Building Social Value - Eco-Friendly & Green Principles
Strategy	20 Climate-related risks and opportunities that could reasonably be expected to affect the issuer's cash flows, its access to finance or cost of capital over the short, medium or long term.	Building Social Value - Eco-Friendly & Green Principles
	21 The current and anticipated effects of climate-related risks and opportunities on the issuer's business model and value chain.	Building Social Value - Eco-Friendly & Green Principles
	22 The effects of climate-related risks and opportunities on the issuer's strategy and decision-making.	Building Social Value - Eco-Friendly & Green Principles
	23 The progress of plans disclosed in previous reporting periods in accordance with paragraph 22.	Building Social Value - Eco-Friendly & Green Principles
	24 Qualitative and quantitative disclosures about the current financial effects of climate-related risks and opportunities.	Following assessment, the current financial sensitivity to climate risks is limited. The Company will progressively enhance its climate-related financial impact quantification capabilities, building on existing qualitative analysis, and will disclose in due course.
	25 Qualitative and quantitative disclosures about the anticipated financial effects of climate-related risks and opportunities.	Following assessment, the current financial sensitivity to climate risks is limited. The Company will progressively enhance its climate-related financial impact quantification capabilities, building on existing qualitative analysis, and will disclose in due course.
	26 The resilience of the issuer's strategy and business model to climate-related changes, developments or uncertainties, and how and when climate-related scenario analysis is used to assess its climate resilience.	Building Social Value - Eco-Friendly & Green Principles
Risk Management	27(a)(b) The processes and related policies the issuer uses to identify, assess, prioritise and monitor climate-related risks and opportunities.	Building Social Value - Eco-Friendly & Green Principles
	27(c) The extent to which, and how, the processes for identifying, assessing, prioritising and monitoring climate-related risks and opportunities are integrated into and inform the issuer's overall risk management process.	Building Social Value - Eco-Friendly & Green Principles
Metrics & Targets	28 The issuer's absolute gross greenhouse gas emissions generated during Metrics and Targets the reporting period, classified as: Scope 1, Scope 2, Scope 3.	Building Social Value - Eco-Friendly & Green Principles
	29 The standards, measurement approach and other reasonable and supportable information used to measure greenhouse gas emissions.	Building Social Value - Eco-Friendly & Green Principles
	30 Amount and percentage of assets or business activities vulnerable to climate-related transition risks.	Following assessment, the current financial sensitivity to climate risks is limited. The Company will progressively enhance its climate-related financial impact quantification capabilities, building on existing qualitative analysis, and will disclose in due course.

Subject Areas, Aspects, General Disclosures and KPIs		2025 Environmental, Social and Governance Report
Metrics & Targets	31 Amount and percentage of assets or business activities vulnerable to climate-related physical risks.	Following assessment, the current financial sensitivity to climate risks is limited. The Company will progressively enhance its climate-related financial impact quantification capabilities, building on existing qualitative analysis, and will disclose in due course.
	32 Amount and percentage of assets or business activities aligned with climate-related opportunities.	Following assessment, the current financial sensitivity to climate risks is limited. The Company will progressively enhance its climate-related financial impact quantification capabilities, building on existing qualitative analysis, and will disclose in due course.
	33 Amount of capital expenditure, financing or investment deployed towards climate-related risks and opportunities.	Following assessment, the current financial sensitivity to climate risks is limited. The Company will progressively enhance its climate-related financial impact quantification capabilities, building on existing qualitative analysis, and will disclose in due course.
	34 Whether and how the issuer is applying carbon pricing in decision-making, and the price of each metric ton of greenhouse gas emissions the issuer uses to assess the costs of its greenhouse gas emissions.	Not applicable
	35 Whether and how climate-related considerations are factored into remuneration policy.	Building Social Value - Eco-Friendly & Green Principles
	36 Industry-based metrics that are associated with one or more particular business models, activities or other common features that characterize participation in an industry.	Not applicable
	37 The qualitative and quantitative climate-related targets the issuer has set to monitor progress towards achieving its strategic goals, and any targets the issuer is required to meet by law or regulation.	Based on the nature of our business operations, the impact of greenhouse gas (GHG) emissions is relatively minor. The Company will continue to monitor the evolution of this issue and establish emission reduction targets at an appropriate time.
	38 The approach to setting and reviewing each target, and how it monitors progress against each target.	Based on the nature of our business operations, the impact of greenhouse gas (GHG) emissions is relatively minor. The Company will continue to monitor the evolution of this issue and establish emission reduction targets at an appropriate time.
	39 Information about its performance against each climate-related target and an analysis of trends or changes in the issuer's performance.	Based on the nature of our business operations, the impact of greenhouse gas (GHG) emissions is relatively minor. The Company will continue to monitor the evolution of this issue and establish emission reduction targets at an appropriate time.
	40 For each greenhouse gas emissions target disclosed, the type of target, the scope of the target, the approach used to set the target, and the use of carbon credits.	Based on the nature of our business operations, the impact of greenhouse gas (GHG) emissions is relatively minor. The Company will continue to monitor the evolution of this issue and establish emission reduction targets at an appropriate time.
	41 Applicability of cross-industry metrics and industry-based metrics.	Not applicable



Appendix IV: Climate Change Risk & Opportunity Identification

Type	Climate-Related Risk		Potential Impact	Time Dimension	Impact Rating		Response Measures	Financial Impact
					RCP 1.9	RCP 6.0		
Physical Risks	Acute	Typhoons and Heavy Rainstorms	Typhoons and extreme rainstorms may damage the Company's infrastructure and affect the operational stability of the Company	Short Term	Low	Low	**Prevention in advance:** Establish and implement Typhoon & Rainstorm EOP and Emergency Response Plan for Extreme Weather and Earthquake Events with clear early warning, inspection and response protocols. Increase dedicated inspections of data centers to every 4 hours during rainfall, covering historical leak points, rooftops and building exteriors. **Response during extreme weather event:** Contingency Plan upon weather warnings with unified command and dynamic adjustments to inspections and operations. **Follow-up after event:** Review emergency response effectiveness and continuously optimize inspection standards and emergency procedures, enhancing preparedness for future extreme weather events.	■ Primarily emergency drill, inspection and management costs; minimal overall impact on operating expenses.
				Medium Term	Low	Low		
				Long Term	Low	Medium		
	Chronic	Rising Temperatures	Extended peak electricity demand periods and rising cooling demand for offices and data centers may lead to increased pressure on energy consumption	Short Term	Low	Low	■ Optimize air conditioning management, strengthen energy monitoring and implement refined operations to mitigate temperature-driven energy increases. ■ Continue improving energy-efficient operations and inspection mechanisms at data centers.	■ Investments in energy management and operational optimization may lead to long-term energy cost reductions.
				Medium Term	Low	Low		
				Long Term	Low	Medium		

Type	Climate-Related Risk		Potential Impact	Time Dimension	Impact Rating		Response Measures	Financial Impact
					IEA STEPS	IEA NZE 2050		
Transition Risk	Policy and Legal	Higher Carbon Emission Costs	Stricter climate policies and regulations may impose higher requirements on energy management and disclosure	Short Term	Low	Low	■ Monitor climate and energy policy developments; progressively enhance internal energy management and disclosure capabilities to reduce compliance risk.	■ Increased compliance management and disclosure costs.
				Medium Term	Low	Medium		
				Long Term	Medium	Medium		





Type	Climate-Related Risk		Potential Impact	Time Dimension	Impact Rating		Response Measures	Financial Impact
					IEA STEPS	IEA NZE 2050		
Transition Risk	Technology	Costs to Transition to Lower Emissions Technology	Ongoing energy and low-carbon transitions require increased investment in low-carbon technology, potentially affecting existing business models	Short Term	Low	Low	‣ Conduct comprehensive feasibility studies and risk assessments. Prioritize energy-efficient equipment and solutions (e.g., high-efficiency chillers) during data center construction and procurement, balancing cost with energy savings. ‣ Strengthen PUE controls for data center suppliers and incentivize clean energy adoption through reward-and-penalty mechanisms.	‣ Upfront research, assessment and equipment costs may increase. ‣ Green supply chain requirements may reduce available suppliers or raise procurement costs.
				Medium Term	Low	Medium		
				Long Term	Medium	Medium		
	Market	Growing Attention to Green Enterprises	User preference for environmentally conscious brands may require stronger green brand positioning	Short Term	Low	Low	‣ Encourage content creators to produce green, low-carbon content and boost traffic for environmental videos. ‣ Actively promote synergies between Bilibili games, videos and documentaries with green and environmental education.	‣ Marketing costs for promotion and advocacy may increase.
				Medium Term	Low	Low		
				Long Term	Low	Medium		
	Reputation	Increased Stakeholder Concern	Stakeholders are paying closer attention to the Company's climate-related efforts and progress	Short Term	Low	Low	‣ Strengthen climate-related risk management systems, implement relevant initiatives and regularly disclose related performance.	‣ Measures taken to meet stakeholders' low-carbon expectations may increase operating costs.
				Medium Term	Low	Low		
				Long Term	Medium	Medium		

Type	Climate-Related Opportunity	Potential Opportunity	Time Dimension	Impact Rating		Response Measures	Financial Impact
				IEA STEPS	IEA NZE 2050		
Opportunities	Enhancement of Energy Efficiency	Continuously reducing PUE improves electrical efficiency, significantly lowering per-unit computing energy consumption and operating costs while reducing greenhouse gas emissions	Short Term	Medium	Medium	‣ Strengthen data center inspections, optimize operational procedures, and advance energy monitoring and analytics to improve overall energy efficiency. ‣ Partner with suppliers to use AI tools for intelligent modeling and optimization of data center cooling systems.	‣ Energy-saving measures require upfront technical investment but deliver significant long-term operating cost savings through reduced electricity consumption.
			Medium Term	Medium	Medium		
			Long Term	Medium	High		
	Product and Service Optimization	Building a low-carbon corporate image through green operations and services enhances market competitiveness	Short Term	Low	Low	‣ Use quality content as a vehicle to continuously promote green values and launch low-carbon charitable projects, building user trust and competitive advantage.	‣ A strong corporate reputation and market competitiveness may generate additional business opportunities and increase revenue.
			Medium Term	Low	Medium		
			Long Term	Medium	High		







Appendix V: Footnotes

1. This report covers information and data from January 1, 2025 to December 31, 2025, unless otherwise stated

2. mn refers to million; bn refers to billion; k refers to thousand

3. DAUs: Daily active users; MAUs: Monthly active users

4. Total user time spent: equals daily active users multiplied by average daily time spent per user

5. Official members: only official members who pass the exam can use interactive functions like posting bullet chats and comments. The exam includes questions about community etiquette and self-selected topics

6. LLM: Large Language Model

7. As of December 31, 2025

8. As of the end of March 2026

9. PUGV content: Professional Users Generated Videos, refers to user-generated videos that showcase creativity and a certain level of professional production and editing skills

10. ACG: Anime, Comics and Games

11. Gen Z+ population in China: refers to individuals born between 1985 and 2009, also known as the Net Generation or Internet Generation. It describes a cohort who are profoundly influenced by technological products such as the internet, instant messaging, text messages, MP3s, smartphones and tablet computers

12. All creator follower counts cited in this report are as of April 7, 2026

13. Bilibili's comprehensive community management mechanism includes three parts: Regular Release & Review, Process Control and Community Consensus & Entry Control. For more details, please refer to page 25 of the Bilibili 2021 ESG Report, page 12 of the Bilibili 2022 ESG Report, page 11 of the Bilibili 2023 ESG Report and page 12 of the Bilibili 2024 ESG Report

14. Illegal & unethical content: illegal activities conducted via the internet, including telecom fraud, phishing websites and hacker extortion

15. For more details regarding anti-addiction features and mechanisms, please refer to page 36 of the Bilibili 2021 ESG Report

16. For Bilibili's complete historical measures regarding minor protection, please refer to page 14 of the Bilibili 2023 ESG Report

17. Bilibili's online advertising audit standards and admission process requirements include ad requirements and review processes, as well as an inspection-review processing mechanism. For more details, please refer to page 26 of the Bilibili 2021 ESG Report

18. The three-tiered information security management structure includes the Board of Directors, the Management Committee and the Working Groups. For more details, please refer to page 28 of the Bilibili 2021 ESG Report

19. Bilibili's internal policies on information security and privacy protection include the Bilibili Security Compliance Governance Master Policy, Personal Information Protection Management Measures, Partner Data Security Management Policy, Data Security Management Measures, Security Audit Management Policy, Security Incident Emergency Response Policy, Data Classification and Grading Guidelines, Personal Information Retention Policy and User Rights Response Policy, among others

20. DSL: Domain Specific Language

21. Calculated as annual gross revenue for operations covered by the ISO information security certifications. The certificates were valid through September 2025

22. Eight Principles of Privacy Protection: user privacy protection principles established by Bilibili across three core dimensions: regulatory compliance, user rights protection and technical security. For more details, please refer to page 17 of the Bilibili 2024 ESG Report

23. Dual protection mechanism for content creators' personal information: includes Internal Data Protection and External Data Isolation. For more details, please refer to page 26 of the Bilibili 2020 ESG Report

24. Our customer service team strictly follows the Customer Service Standard Operating Procedures and corresponding guidelines. For more details, please see the Bilibili 2021 ESG Report

25. Bilibili's complete employee communication channels include communication by channel and by tier. For more details, please refer to page 53 of the Bilibili 2021 ESG Report

26. Gen Z+ employees: refers to employees who were born after 1985

27. Average training hours declined to some extent compared with 2024, primarily due to the growing adoption of AI tools and shifts in how employees learn

28. Average training hours is calculated by total hours of training received by employees/total number of employees in such category

29. % of trained employees is calculated by number of trained employees in a given category/total number of employees in such category

30. % of trained employees is calculated by number of trained employees in a given category/total number of trained employees

31. OKR: Objectives and Key Results

32. Rotation Program: Bilibili's internal transfer program

33. Love Live Program: an employee mutual support foundation that Bilibili established to financially support employees in distress due to major illnesses and accidents. The fund may be used to help contributors and others, and employees may opt to participate or withdraw as they wish

34. PUE: Power Usage Effectiveness, a measure of power usage efficiency

35. For more on sustainable supply chain practices, please refer to the "Eco-Friendly & Green Principles" section

36. All of our suppliers: refers to 100% of our suppliers in the Chinese Mainland

37. For the detailed definition and assumptions of the RCP 1.9 scenario, please visit: https://www.ipcc.ch/sr15/chapter/chapter-2/

38. For the detailed definition and assumptions of the RCP 6.0 scenario, please visit: https://www.ipcc.ch/report/ar5/wg1/

39. For the detailed definition and assumptions of the IEA STEPS scenario, please visit: Stated Policies Scenario — World Energy Outlook 2025 — Analysis — IEA





40. For the detailed definition and assumptions of the IEA NZE scenario, please visit: https://www.iea.org/reports/world-energy-outlook-2025/net-zero-emissions-by-2050

41. Comprehensive energy consumption: calculated in accordance with the General Principles for Calculating Comprehensive Energy Consumption (GB/T 2589-2020)

42. Calculated based on the Company's total annual net operating revenue

43. Greenhouse Gas Emissions (Scope 2): Bilibili does not operate company-owned vehicles or canteens, and the data excludes direct energy consumption such as gasoline, diesel and natural gas. The reported emissions consist solely of Scope 2 indirect emissions from purchased electricity for offices. Greenhouse gas emissions are calculated in accordance with the IPCC Guidelines and the GHG Protocol. The electricity emission factor is calculated with reference to 1) the Announcement on the 2023 Electricity CO_2 Emission Factors (Location-based) jointly issued by the Ministry of Ecology and Environment and the National Bureau of Statistics of the People's Republic of China in December 2025, 2) Japan's Federation of Electric Power Companies (FEPC) grid average CO_2 emission factors, and 3) Taiwan's Bureau of Energy grid average CO_2 emission factors

44. The water used by Bilibili was mainly domestic water purchased from the property management company. During the reporting period, the Company had no issues in sourcing water that is fit for purpose, and the Company's water conservation strategies and initiatives remained unchanged compared to the previous year. For more details, please refer to page 59 of the Bilibili 2021 ESG Report

45. Packaging materials are used exclusively for Bilibili Merchandise business. Packaging material density is therefore calculated based on revenue from Bilibili IP derivatives and related business

46. Greenhouse Gas Emissions (Scope 3): Building on the 2024 disclosure of emissions from Purchased Goods and Services (Category 1), Business Travel (Category 6), and Employee Commuting (Category 7), the Company refined the calculation details for Category 1 and introduced emission accounting for two new categories - Capital Goods (Category 2) and Fuel- and Energy-Related Activities (Category 3) in 2025, leading to a corresponding increase in total greenhouse gas emissions

47. Three Reviews and Three Verifications system: A three-tier review process (initial, senior and supervisor) combined with three-stage verification (onboarding, initiation and inspection)

48. The terms of reference for committees under the Board of Directors and the biographical details of each director are published on the Company's investor relations website and the stock exchange website. For more details on the Board's governance structure, specific responsibilities and director appointments, please refer to the Bilibili 2025 Annual Report

49. For more details on the Company's risk management practices, please refer to the Bilibili 2025 Annual Report

50. All employees: includes full-time employees, part-time employees, outsourced staff and interns

51. Reporting channels: include an online platform, anonymous email and hotline

52. Bilibili does not own any administrative vehicles or any manufacturing business. Apart from domestic water, the Company does not generate air pollutants, wastewater or other pollutants. Domestic wastewater is discharged into the municipal pipe network for treatment and has no material impact; accordingly, KPI A1.1 is not disclosed in this report. Our non-hazardous waste includes domestic garbage, which is disposed of by the property management company. Hazardous waste, which includes a small amount of used ink cartridges for printers, is recycled by our suppliers with no material impact. Therefore, KPIA1.1, KPIA1.3, KPIA1.4 and KPIA1.6 are not disclosed in this report

53. To reflect employees' decisions based on recognition of the Company's non-compete clauses and other concerns, the employee turnover rate covers employees who voluntarily resign and does not include those who leave during the probationary period

54. Due to a change in the statistical methodology, the turnover rate data has been restated





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